      As filed with the Securities and Exchange Commission on May 10, 2000
                                                           Registration No. 333-


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                            Suprema Specialties, Inc.
             (Exact name of Registrant as specified in its charter)

                New York                                11-266-2625
     -------------------------------            -------------------------
     (State or other jurisdiction of                  (I.R.S. employer
     incorporation or organization)                identification number)

                              510 East 35th Street
                           Paterson, New Jersey 07543
                                 (973) 684-2900
                   (Address, including zip code, and telephone
                         number, including area code, of
                        registrant's principal executive
                                    offices)

                            Mark Cocchiola, President
                            Suprema Specialties, Inc.
                              510 East 35th Street
                           Paterson, New Jersey 07543
                                 (973) 684-2900
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                             ----------------------

                                   Copies to:

   Robert J. Mittman, Esquire                    James R. Tanenbaum, Esquire
       Ethan Seer, Esquire                      Jeffrey S. Lowenthal, Esquire
Blank Rome Tenzer Greenblatt LLP                Stroock & Stroock & Lavan LLP
      405 Lexington Avenue                             180 Maiden Lane
    New York, New York 10174                    New York, New York 10038-4982
   Telephone: (212) 885-5000                      Telephone: (212) 806-5400
   Telecopier: (212) 885-5001                     Telecopier: (212) 806-6006

                             ----------------------

       Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

       If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.[ ]
       If the registrant elects to deliver its latest annual report to security-holders, or a complete and legible facsimile thereof, pursuant to item 11(a)(1) of this Form, check the following box.[ ]
       If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[ ]
       If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering.[ ]
       If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[ ]
       If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.[ ]

                                               CALCULATION OF REGISTRATION FEE
=====================================================================================================================
                                                                     Proposed          Proposed
                                                                     maximum            maximum         Amount of
             Title of each class of               Amount to be    offering price       aggregate       registration
          Securities to be registered            registered (1)   Per share (2)    offering price(2)       fee
---------------------------------------------------------------------------------------------------------------------
Common stock, par value $0.01 per share            1,265,000           $8.82           $11,157,300        $2,946

Common Stock, par value $0.01 per share,
issuable upon exercise of warrants, to be
sold by certain selling stockholders not as
part of this underwritten offering.                  150,000           $8.82            $1,323,000          $349

Underwriters' warrants, each to purchase
one share of common stock                            110,000           $.001                  $100            (3)

Common Stock, par value $0.01 per share
issuable upon exercise of the underwriters'
warrants                                             110,000(4)       $10.59            $1,164,900          $308

Total                                                                                                     $3,603
---------------------------------------------------------------------------------------------------------------------

(1) Includes 165,000 shares that the underwriters have the option to purchase to cover over-allotments, if any.
(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) of the Securities Act of 1933, as of May 5, 2000.
(3) Pursuant to Rule 457(g), no fee is being paid
(4) Pursuant to Rule 416, there are also being registered such indeterminable additional shares of common stock as may become issuable pursuant to anti-dilution provisions contained in the representative's warrants.

         The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the SEC, acting pursuant to said Section 8(a), may determine.
================================================================================

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                   SUBJECT TO COMPLETION - DATED MAY 10, 2000

                                1,100,000 shares

                            SUPREMA SPECIALTIES, INC.

                                  Common Stock

                                 $___ per share

         We are selling 1,000,000 shares of our common stock, and certain selling stockholders named in this prospectus are selling 100,000 shares through an underwritten offering. This prospectus also relates to the offer and sale by other selling stockholders of up to 150,000 shares, issuable upon exercise of warrants, which shares are not part of the underwritten offering. We will not receive any proceeds from the sale of shares by the selling stockholders.

         Our common stock is quoted on the Nasdaq National Market under the symbol "CHEZ". The last reported sale price of our common stock on the Nasdaq National Market on May 9, 2000, was $8.75 per share.

                              ---------------------

         Investing in our common stock involves certain risks. See "Risk Factors" beginning on page 7.

                              ---------------------

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

===========================================================================================================
                                                                             Full Exercise
                                                           No Exercise of         of
                                                           Underwriter's      Underwriters
                                         Per Share         Over-Allotment    Over-Allotment       Total
-----------------------------------------------------------------------------------------------------------
Public offering price...........             $                    $                $                $
Underwriting fees...............             $                    $                $                $
Proceeds to Suprema ............             $                    $                $
Proceeds to selling shareholders             $                    $                $
Total(3)........................             $                    $                $
===========================================================================================================

         The underwriters named in this prospectus may purchase up to additional 65,000 shares of common stock from us and 100,000 shares of common stock from the selling stockholders under certain circumstances.

         The underwriters are offering the shares subject to various conditions. The underwriters expect to deliver the shares to purchasers on or about _______ __, 2000

                              ---------------------
                         Hobbs Melville Securities Corp.
                                     , 2000

                                TABLE OF CONTENTS

                                                                                                                Page
                                                                                                                ----
Prospectus Summary................................................................................................3
Risk Factors......................................................................................................7
Use of Proceeds..................................................................................................13
Price Range of Common Stock......................................................................................13
Dividend Policy..................................................................................................14
Capitalization...................................................................................................15
Selected Consolidated Financial Information......................................................................15
Management's Discussion and Analysis of Financial Condition and Results of Operations............................16
Business.........................................................................................................23
Description of Securities........................................................................................28
Shares Eligible for Future Sale..................................................................................31
Selling Stockholders and Plan of Distribution....................................................................32
Underwriting.....................................................................................................33
Legal Matters....................................................................................................35
Experts..........................................................................................................35
Available Information............................................................................................35
Incorporation of Information by Reference........................................................................35
Index to Consolidated Financial Statements......................................................................F-1

                             ----------------------

         References in this prospectus, and the documents incorporated by reference in this prospectus, to "Suprema," "we," "our" and "us" refer to Suprema Specialties, Inc., a New York corporation, and its subsidiaries. We maintain a website at www.supremachez.com. Information contained in our website does not constitute part of this prospectus.

                             ----------------------


         You should rely only on the information contained in this prospectus. Neither we nor the selling stockholders have authorized anyone to provide you with different information. These securities are not being offered in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus.

         Suprema Specialties, Inc. and the names of our products are tradenames or trademarks of Suprema. This prospectus also contains trademarks and tradenames of other companies.

                               PROSPECTUS SUMMARY

         You should read the following summary together with the more detailed information regarding our company and the common stock being sold in this offering, including "Risk Factors" and our consolidated financial statements and notes to those statements appearing elsewhere in this prospectus and incorporated by reference in this prospectus.

                                     Suprema

         We manufacture, shred, grate and market a variety of all natural, gourmet cheeses under the Suprema Di Avellino(R) brand name as well as private label. Our product lines consist primarily of domestic mozzarella, ricotta and provolone cheeses, grated and shredded parmesan and romano cheeses, and imported parmesan and pecorino romano cheeses, including "lite" versions of certain of these products containing less fat and fewer calories. Our cheeses do not contain any preservatives, additives, sweeteners, dehydrated fillers or artificial flavorings. We sell our products to customers in all three groups within the cheese industry: food service, food ingredient, and retail.

         We maintain three primary facilities. We manufacture cheeses at our facilities in Manteca, California and Ogdensburg, New York. At our Paterson, New Jersey facility, bulk cheeses manufactured by us or imported primarily from Europe and, to a lesser extent, South America, are shredded or grated and then packaged for distribution. Our Paterson facility is also our corporate headquarters.

         We package and sell our bulk cheeses to national food service distributors, which then sell the products to restaurants, hotels, caterers and others. We also sell our products to food manufacturers who use our cheese as an ingredient for prepared foods. We offer many of our products in shrink-wrapped plastic packaging and in plastic pillow packs which ensures continued freshness and gourmet quality. In addition to standard sizes, we also package our products in customized sizes to meet the specific needs of our food service distributors and food manufacturer customers.

         We market our retail product line on a regional basis primarily to supermarkets and other retail customers, including grocery stores, delicatessens and gourmet shops on the east coast and in the midwest of the United States. Our East Coast retail presence includes New England, the New York Metropolitan area, Maryland, District of Columbia, Florida and Pennsylvania. In the Midwest, we are in the Chicago Metropolitan area. We offer most of our retail products in convenient, resealable, clear plastic cups and shakers in order to maximize both freshness and taste as well as to promote visual appeal, which we believe enhances the gourmet quality and image of our cheeses. Our cheeses are sold in well known supermarket chain stores, including D'Agostino's, Food Town, Giant, King Kullen, Shop-Rite, Stop'N Shop, and Super Valu and BJ's Wholesale Club.

         The markets for all natural, Italian variety and shredded cheese products have grown substantially in recent years. According to the most recently published cheese industry report prepared by 1999 Business Trends Analysts, sales of natural cheese products by United States manufacturers increased from $10.2 billion in 1993 to $12.3 billion in 1999, and are projected to reach approximately $18.5 billion by the year 2008. We believe that natural cheese is widely regarded as high quality and nutritious. Since our inception, we have sought to capitalize on opportunities arising from all three groups within the cheese industry.

         As part of our continuing effort to manufacture and market superior cheeses and to expand our product line, we have recently enhanced our research and development expertise. We are currently focusing our efforts on expanding our product line in two diverse areas: processed mozzarella cheese, which will have a "shelf-life" of at least six months without the need for refrigeration yet will have natural mozzarella cheese characteristics, and whey protein components, which will be sold to third-parties for use as nutrient supplements and ingredients in a variety of products.

         We were incorporated under the laws of the State of New York in August 1983. Our executive offices are located at 510 East 35th Street, Paterson, New Jersey 07543, and our telephone number is (973) 684-2900.

                                  The Offering

         The following information is based upon shares issued and outstanding as of December 31, 1999. It excludes, as of December 31, 1999, 1,476,833 shares issuable upon exercise of outstanding options and warrants at a weighted average exercise price of $4.19 per share, 223,167 shares reserved for issuance upon the exercise of options available for future grants under our Employee Stock Option Plan, 110,000 shares issuable upon exercise of warrants issued to the designees of the underwriters of this offering and 65,000 shares reserved for possible issuance by Suprema to cover over-allotments, if any, by the underwriters.

         Unless otherwise stated, information included in this prospectus assumes no exercise by the underwriters of the overallotment option.

Common stock offered by Suprema..............................     1,000,000 shares
Common stock offered by the selling stockholders.............     100,000 shares
Common stock to be issued and outstanding after this
  offering...................................................     5,613,896 shares
Use of proceeds..............................................     We intend to use the net proceeds of this
                                                                  offering to purchase equipment to increase
                                                                  production capabilities at our Manteca,
                                                                  California facility, for research and
                                                                  development of new cheese products and for
                                                                  working capital and general corporate
                                                                  purposes.
Risk Factors.................................................     You should read "Risk Factors" beginning on
                                                                  page 7 to ensure that you understand the
                                                                  risks associated with an investment in our
                                                                  common stock.
NASDAQ Symbol................................................     CHEZ


                          Summary Financial Information

         The following table shows summary historical consolidated financial information of Suprema. The historical financial information for each of the three years in the period ended June 30, 1999 has been derived from the audited consolidated financial statements and related notes included in and incorporated by reference in this prospectus. You should read this information together with those financial statements and "Management's Discussion and Analysis of Results of Operations and Financial Condition" which is also included in and incorporated by reference in this prospectus. Summarized historical consolidated financial information of Suprema for the years ended June 30, 1996 and 1995 has been derived from audited consolidated financial statements which do not appear in the documents included in or incorporated by reference in this prospectus.

         The historical statements of earnings and balance sheet data as of December 31, 1999 and for the six months ended December 31, 1999 and 1998 have been derived from unaudited financial statements. The financial statements as of December 31, 1999 and for the six month periods ended December 31, 1999 and 1998 are unaudited; however, in the opinion of management, all adjustments (consisting solely of normal recurring adjustments) necessary for a fair presentation of the financial statements for the interim periods have been made. The unaudited results of interim periods are not necessarily indicative of the results to be obtained in a full fiscal year. The accompanying pro forma unaudited balance sheet data is adjusted to give effect to the offering as if it had occurred on December 31, 1999.

         The information under "As Adjusted" in the balance sheet data below reflects the receipt of the estimated net proceeds for the sale of the 1,000,000 shares of common stock by us in this offering at an assumed public offering price of $______ per share.


Statements of Earnings Data:


                                                         Six Months
                                                           Ended
                                                        December 31,                  Years Ended June 30,
                                                    ------------------    ---------------------------------------------
                                                      1999      1998        1999      1998     1997     1996     1995
                                                    --------   -------    --------  --------  -------  -------  -------
                                                        (unaudited)           (In thousands, except for per share data)
Net Sales ..........................................$126,704   $81,551    $176,281  $108,140  $88,311  $65,104  $52,109
Earnings before extraordinary loss on
   extinguishment of debt ..........................   2,917     1,856       4,208     2,417      121    1,409      912
Net Earnings .......................................   2,917     1,856       4,208     1,406      121    1,409      912
Earnings Per Share before Extraordinary loss on
   Extinguishment of debt (Basic) ..................     .66       .41         .93       .53      .03      .46      .32
Earnings Per Share before Extraordinary loss on
   Extinguishment of debt (Diluted) ................     .57       .39         .86       .51      .02      .40      .32
Net earnings per Share (Basic) .....................     .66       .41         .93       .31      .03      .46      .32
Net earnings per Shares (Diluted) ..................     .57       .39         .86       .30      .02      .40      .32
Weighted Average Common Shares Outstanding (Basic) .   4,440     4,552       4,537     4,563    4,552    2,768    2,352
Weighted Average Common Shares Outstanding (Diluted)   5,144     4,804       4,884     4,745    5,040    3,195    2,369

Balance Sheet Data (unaudited):

                                                                                              December 31, 1999
                                                                                           -----------------------
                                                                                            Actual    As Adjusted
                                                                                            ------    -----------
                                                                                               (In thousands)
Working Capital...................................................................         $71,724
Total Assets......................................................................         100,740
Long Term Debt Obligations (including capital lease obligation and current portion)         57,514
Total Liabilities.................................................................          78,305
Stockholders' Equity..............................................................          22,435

         The statement of earnings data for the fiscal year ended 1998 gives effect to our incurring an extraordinary loss on extinguishment of debt of approximately $1,773,000 ($1,011,000, net of tax) resulting from our early retirement of subordinated debt and repurchase of warrants attached to the subordinated debt.

         The statement of earnings data for the fiscal year ended June 30, 1997 gives effect to a write-off of approximately $944,000 of costs related to marketing service agreements and a charge of approximately $1,259,000 associated with a loss we incurred on a sale leaseback transaction which was completed during the fourth quarter of our fiscal year ended June 30, 1997.

         The statement of earnings data for the fiscal year ended June 30, 1996 gives effect to income of approximately $412,000 related to our payment in full of a note relating to a licensing agreement.

                                  RISK FACTORS

         You should carefully consider the risks described below together with all of the other information included in or incorporated by reference into this prospectus before making an investment decision. The risks and uncertainties described below are not the only ones facing our company. If any of the following risks actually occur, our business, financial condition or operating results could be harmed. In such case, the trading price of our common stock could decline, and you could lose all or part of your investment.

                          Risks Related to Our Business

We depend on several principal customers, and the loss of one or more of these customers or our inability to collect accounts receivables from our customers could materially adversely affect our business.

         An increasing portion of our revenues have been derived from a concentrated customer base. For the year ended June 30, 1999 and the six months ended December 31, 1999, sales of cheese products to our five largest customers accounted for approximately 35% and 50%, respectively, of our revenues. For the year ended June 30, 1999, one customer accounted for approximately 18% and for the six months ended December 31, 1999, two customers accounted for 14% and 13%, respectively, of our revenues. We do not maintain agreements with any of our customers which purchase cheese products from us pursuant to purchase orders placed in the ordinary course of business. The loss of certain of our principal customers or delays in collection or uncollectibility of accounts receivable from these or other customers could have an adverse effect on our financial condition, results of operations and liquidity.

Because we are smaller than many of our competitors, we may lack the financial resources needed to capture increased market share.

         Our products compete for consumer recognition and shelf space with cheese products which have achieved significant regional and local brand name recognition and consumer loyalty. Many of our competitors such as Kraft, Sorrento, Sargento and Polly-O have greater financial and other resources than us. We also compete with other importers of foreign cheese and companies manufacturing substitute cheese products.

         For example, our competitors engage in the following activities, both generally and in response to efforts by additional competitors, to enter new markets and market new products:

         o Launching extensive print and television campaigns to advertise their entry into new markets;
         o Discounting their services for extended periods of time to attract new customers and
         o Providing enhanced customer service during the initial phases of these new relationships.

         There can be no assurance that we will be able to continue to compete successfully, particularly as we seek to enter into new markets.

Because we depend on foreign sources of supply and principal suppliers, we may be unable to obtain adequate supplies.

         A significant portion of our bulk cheese requirements are manufactured by foreign producers located principally in Europe and South America. For the year ended June 30, 1999 and the six months ended December 31, 1999, we purchased 18% and 21%, respectively, of our cheese requirements from foreign sources. Accordingly, we are subject to various risks inherent in foreign trade, including economic and political instability, shipping delays, fluctuations in foreign currency exchange rates, custom duties, import quotas and other trade restrictions, all of which could have a significant impact on our operating margins and our ability to obtain supplies and deliver products on a timely and competitive basis. Parmesan cheese imported from Argentina is currently subject to United States import quotas and custom duties. There are currently no quotas or custom duties imposed on pecorino romano cheese imported from Italy, although there are quotas and duties imposed on parmesan cheese imported from Italy. Imposition or significant increases in the level of custom duties or import quotas could have an adverse effect on our business.

         We have an agreement with Allied Federated Cooperatives Inc., which provides that, subject to specified minimum amounts, we will purchase from them all of our milk requirements used in the manufacture of cheese products at our Ogdensburg facility. Allied's failure to provide milk products to us, in the absence of alternative sources of supply, could have an adverse effect on our Ogdensburg facility's production and, therefore, our business. We are also dependent on a limited number of other suppliers for all of our requirements of raw materials, primarily milk used in the manufacture of cheese at our Manteca, California facility. For the year ended June 30, 1999 and the six months ended December 31, 1999, our three largest suppliers accounted for, in the aggregate, approximately 42% and 39%, respectively, of our product requirements, with one milk supplier accounting for 21% and 17%, respectively, of our requirements.

         We do not maintain agreements with any of our suppliers other than Allied, and our purchases of bulk cheese and milk products are made pursuant to purchase orders placed in the ordinary course of business. Failure or delay by principal suppliers in supplying cheese and milk products to us on favorable terms, or at all, could result in material interruptions in our operations. Our inability to obtain adequate supplies as a result of any of the foregoing factors or otherwise could render us unable to fulfill our obligations to customers, which could adversely affect our business.

A default under our secured credit arrangements could result in a foreclosure of our assets by our creditors.

          Substantially all of our assets are pledged as collateral to secure outstanding borrowings under the loan agreements with our primary commercial lenders. Any default under the documents governing our indebtedness could result in our indebtedness becoming immediately due and payable and result in a foreclosure of our assets by our creditors which would have a significant adverse effect on the market value of our common stock.

         As of March 31, 2000, we had approximately $67 million of long-term indebtedness outstanding.

We depend on our key personnel, including Mr. Mark Cocchiola and Mr. Paul Lauriero, and the loss of the services of Mr. Cocchiola, Mr. Lauriero or any other key personnel or the failure to hire additional key personnel could materially adversely affect our business.

         Our success is largely dependent on the personal efforts of Mark Cocchiola, our Chairman, President and Chief Executive Officer and Paul Lauriero, our Executive Vice President. Although we have entered into employment agreements with each of Messrs. Cocchiola and Lauriero, the loss of the services of either of such individuals could have a material adverse effect on our business and prospects. We have obtained "key man" life insurance in the amount of $1,000,000 on each of the lives of Messrs. Cocchiola and Lauriero. Our success is also dependent upon our ability to hire and retain additional qualified marketing, technical and other personnel and there can be no assurance that we will be able to do so.

If we cannot successfully negotiate a material union contract, our profitability may decrease because of work stoppages.

         Approximately 50% of our workforce is represented by a union. Our contract with union employees at our Manteca facility expires in December 2004 and we are currently negotiating the first contract with union employees at our Ogdensburg facility. Failure to effectively negotiate a material union contract could result in work stoppages. Although we have not experienced any significant labor disputes or work stoppages to date and believe that we have satisfactory relationships with the union representing our workforce, a work stoppage due to a failure to renegotiate a union contact, or otherwise, could have a material adverse effect on our business.

                          Risks Related To Our Industry

We are in a low margin business and our profitability may be negatively impacted during periods of food price deflation.

         The food service distribution industry is characterized by relatively high inventory turnover with relatively low profit margins. We make a significant portion of our sales at prices that are based on the cost of products we sell, plus a percentage markup. As a result, our profit levels may be negatively impacted during periods of food price deflation. The food service industry is sensitive to national and economic conditions. Our operating results also are sensitive to, and may be adversely affected by, other factors that could affect our operating costs, including unexpected increases in fuel or other transportation-related costs. There can be no assurance that one or more of these factors will not adversely affect our future operating results.

Changing consumer preferences or nutritional and health-related concerns may adversely affect our business.

         We are subject to changing consumer preferences and nutritional and health-related concerns. Our business could be affected by certain consumer concerns about dairy products, such as the cholesterol, calorie, sodium, lactose and fat content of such products, and we could become subject to increased competition from companies whose products or marketing strategies address these consumer concerns.

Because we sell food products, we face the risk of exposure to product liability claims.

         We, like any other seller of food, face the risk of exposure to product liability claims in the event that our quality control procedures fail and the consumption of our products causes injury or illness. With respect to product liability claims, we believe that we have sufficient primary and excess umbrella liability insurance. However, this insurance may not continue to be available at a reasonable cost, or, if available, may not be adequate to cover liabilities. We generally seek contractual indemnification and insurance coverage from parties supplying us products, but this indemnification or insurance coverage is limited, as a practical matter, to the creditworthiness of the indemnifying party, and their carriers, if any, as well as the insured limits of any insurance provided by suppliers. If we do not have adequate insurance or contractual indemnification available, product liability claims relating to defective products could have a material adverse effect on our financial condition, results of operations and liquidity.

Government regulation could increase our costs of production and increase our legal and regulatory expenditures.

         We are subject to extensive regulation by the United States Food and Drug Administration, the United States Department of Agriculture, and other state and local authorities in jurisdictions in which our products are manufactured, processed or sold. Among other things, these regulations govern the manufacturing, importation, processing, packaging, storage, distribution and labeling of our products. Applicable statutes and regulations governing cheese products include "standards of identity" for the content of specific types of cheese; nutritional labeling and serving size requirements as well as general "Good Manufacturing Practices" with respect to manufacturing and production processes. Our manufacturing and processing facilities and products are also subject to periodic compliance inspections by federal, state and local authorities. We are also subject to environmental regulations governing the discharge of food waste. We believe that we are in compliance with all material laws and regulations governing our material operations and that we have obtained all material licenses and permits necessary for the conduct of our business. Amendments to existing statutes and regulations, adoption of new statutes and regulations as well as our expansion into new operations and jurisdictions will require us to obtain additional licenses and permits and could require us to adapt or alter methods of operations at costs which could be substantial. There can be no assurance that we will be able, for financial or other reasons, to comply with applicable laws and regulations and licensing requirements. Failure to comply with applicable laws and regulations could subject us to civil remedies, including fines, injunctions, recalls or seizures, as well as possible criminal sanctions, which could have a material adverse effect on our business.

                         Risks Related To This Offering

The market price of our stock could be subject to fluctuations.

         The market price of our common stock could be subject to fluctuations in response to factors such as the following, some of which are beyond our control:

         o   quarterly variations in our operating results;
         o operating results that vary from the expectations of securities analysts and investors;
         o changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

         o announcements by us or our competitors of major business developments, such as new products, services or technologies or significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;
         o announcements by third parties of significant claims or proceedings against us;
         o   future sales of our common stock; and
         o   general market conditions.

Investors will incur immediate dilution and may experience further dilution.

         The offering price of our common stock will be substantially higher than the pro forma net tangible book value per share of the outstanding common stock immediately after the offering. If you purchase common stock in this offering, you will incur immediate and substantial dilution in the pro forma net tangible book value per share of the common stock from the price you pay for common stock. We also have a large number of outstanding stock options and warrants to purchase our common stock with exercise prices significantly below the estimated offering price of the common stock for this offering. To the extent these options or warrants are exercised, you will be further diluted.

837,921, or 14.9%, of our total issued and outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well.

         After this offering, we will have issued and outstanding 5,613,896 shares of common stock, including the 1,100,000 shares of common stock we and certain of the selling stockholders are selling in this offering, of which 4,562,605 may be resold in the public market immediately. The remaining 14.9%, or 837,921 shares, of our total issued and outstanding shares are restricted from sale for six months from the date of this prospectus due to an agreement the holders of these shares have with the managing underwriter. However, the managing underwriter can waive this restriction and allow these stockholders to sell their shares at any time.

         In addition, up to 150,000 shares issuable upon exercise of warrants held by certain selling stockholders which are not included in the underwritten offering are restricted from sale for six months from the date of this prospectus due to an agreement between the selling stockholders and the managing underwriter. However, the managing underwriter can waive this restriction and allow the selling stockholders to sell the shares at any time. For a more detailed description, see "Shares Eligible for Future Sale."

         As restrictions on resale end, the market price could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them.

         We also have outstanding options and warrants to purchase approximately 1,476,833 shares of our common stock. Sales of a significant number of these shares would also have a depressive effect on the market price of our common stock.

Our managing underwriter has limited experience as managing underwriter of a public offering and its lack of experience may affect this offering and future trading of our common stock.

         Although Hobbs Melville Securities Corp. has engaged in the investment banking business since its formation as a broker-dealer on October 4,1993, and its principals have had extensive experience in the underwriting of securities in their capacities with other broker-dealers, this offering constitutes one of the first public offerings for which it has acted as managing underwriter. There can be no assurance that its lack of public offering experience will not affect this proposed public offering of our common stock and future trading of our common stock.

Provisions in our Charter and Share Purchase Rights Plan may prevent an acquisition of Suprema.

         Certain provisions of our Certificate of Incorporation and our Share Purchase Rights Plan could have the effect, either alone or in combination with each other, of making more difficult, or discouraging an acquisition of our company deemed undesirable by our Board of Directors. Under our Certificate of Incorporation, there are approximately 4,500,000 unreserved shares of common stock and 2,000,000 shares of preferred stock available for future issuance without stockholder approval. The Share Purchase Rights Plan, commonly known as a "poison pill," states that, in the event that an individual or entity acquires 15% of the outstanding shares of our company, stockholders other than the acquiror may purchase additional shares of our common stock for a fixed price. The existence of authorized but unissued capital stock, together with the existence of the Share Purchase Rights Plan, could have the effect of discouraging an acquisition of our company.

We do not expect to pay dividends.

         We have not paid any cash dividends on our common stock to date and do not expect to pay dividends for the foreseeable future. Under existing loan agreements with our principal lender, we are not permitted to pay dividends without the lender's consent.

This prospectus contains forward-looking statements which may not turn out to be correct.

         This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We intend the forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in these sections. All statements regarding our expected financial position and operating results, our business strategy and our plans are forward-looking statements. These statements can sometimes be identified by our use of words such as "may," "anticipate," "expect," "intend," "estimate" or similar expressions. Our expectations in any forward-looking statements may not turn out to be correct. Our actual results could be materially different from those discussed in or implied by these statements, and you may consider these differences important to your investment decision. Important factors that could cause our actual results to be materially different include those discussed under "Risk Factors." You should not place undue reliance on the forward-looking statements, which speak only as of the date the statements were made.

         We believe it is important to communicate our expectations to our investors. However, there may be events in the future that we are not able to predict accurately or over which we have no control. The risk factors described in the proceeding pages, as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in these risk factors and elsewhere in this prospectus could materially and adversely affect our business, operating results and financial condition.

                                 USE OF PROCEEDS

         The net proceeds we will receive from the sale of 1,000,000 shares of our common stock in this offering are estimated to be $________, or $_________ if the portion of the underwriter's over-allotment option granted by us is exercised in full, based on an assumed public offering price of $______ per share. We will not receive any proceeds from the sale of shares by the selling stockholders.

         We expect to use the net proceeds approximately as follows:

         o $_______ to purchase production equipment to expand our manufacturing capabilities at our Manteca, California facility.

         o $_______ for research and development expenses associated with developing new cheese products.

         o   $_______ for working capital and general corporate purposes.

         We will determine, at our discretion, the amount actually expended for each purpose. Our future expenditures and allocation of the net proceeds of the offering will depend on many factors, including the amount necessary for marketing and promotion, development of technology, our entrance into strategic alliances and other factors. Accordingly, the actual amount of proceeds devoted to each purpose may vary substantially from the amount set forth above.

         Pending the uses described above, the net proceeds of this offering will be invested primarily in short-term, investment-grade, interest-bearing securities. We currently anticipate that the net proceeds received by us from this offering, together with cash generated from operations and existing cash balances, will be sufficient to satisfy our operating cash needs for at least 12 months from receipt of the proceeds.

                           PRICE RANGE OF COMMON STOCK

         Our common stock has been traded in the over-the-counter market and quoted on the NASDAQ System under the symbol "CHEZ" since April 25, 1991. On March 22, 1993, our stock commenced trading on the NASDAQ National Market System. The following table sets forth the high and low last reported sale prices of our common stock for the periods indicated below.

                                                                      High        Low
                                                                      ----        ---
Year Ended June 30, 1998
    First Quarter.............................................      $4.2500      3.2500
    Second Quarter............................................       3.875       2.7813
    Third Quarter.............................................       4.9375      3.2500
    Fourth Quarter............................................       4.4375      3.375

Year Ended June 30, 1999
    First Quarter.............................................       4.00        2.8125
    Second Quarter............................................       5.00        4.5000
    Third Quarter.............................................       7.6875      4.625
    Fourth Quarter............................................       7.125       4.6875

Year Ended June 30, 2000
    First Quarter.............................................       9.125       6.8750
    Second Quarter............................................       9.750       7.00
    Third Quarter (through May 9, 2000).......................      10.500       7.938

         The closing price of the common stock on May 9, 2000 was $8.75.

         As of May 9, 2000, the number of record holders of our common stock was
68. We believe that this number does not include an estimated 1,000 beneficial owners of our common stock who currently hold such securities in the name of depository institutions.

                                 DIVIDEND POLICY

         To date, we have not declared or paid any cash dividends on our common stock. The payment of dividends, if any, in the future is within the discretion of the Board of Directors and will depend upon our earnings, capital requirements, financial condition and other relevant factors. We presently intend to retain all earnings to finance the growth and development of our business and do not expect to declare or pay any cash dividends in the foreseeable future. Our agreement with our lending institutions prohibits the payment of cash dividends, other than dividends on the preferred stock.

                                 CAPITALIZATION

         The following table sets forth our capitalization as of December 31, 1999, on an actual basis and as adjusted to give effect to the sale and issuance by Suprema of 1,000,000 shares of common stock in this offering at an assumed public offering price of $_______ per share having estimated net proceeds of $___________. The use of net proceeds is as described in the section "Use of Proceeds." You should read this together with the consolidated financial statements and the related notes included in this prospectus.

----------------------------------------------------------------------------------------------------------------
                                                                                       December 31, 1999
----------------------------------------------------------------------------------------------------------------
                                                                                     Actual       As Adjusted
                                                                                  ------------    -----------
Long term debt and capital lease obligations (including current portion)....      $ 57,514,398    $57,514,398
                                                                                  ------------   ------------
Stockholders' equity:
  Preferred stock, $.01 par value, 2,500,000 shares authorized, none issued and outstanding.................................................
  Common Stock, $.01 par value, 10,000,000 shares authorized;
     4,613,896 issued and outstanding, 5,613,896 issued and
     outstanding, as adjusted...............................................            46,138         56,138
Additional paid-in capital..................................................        11,300,623
Retained earnings...........................................................        12,531,325
Treasury Stock, at cost.....................................................        (1,442,620)
                                                                                  ------------   ------------
Stockholders' equity........................................................        22,435,466
                                                                                  ------------   ------------
     Total capitalization...................................................      $100,739,627   $
                                                                                  ------------   ------------
================================================================================================================

                   SELECTED CONSOLIDATED FINANCIAL INFORMATION

         The following table shows summary historical consolidated financial information of Suprema. The historical financial information as of June 30, 1999 and 1998 and for each of the three years in the period ended June 30, 1999 has been derived from the audited consolidated financial statements and related notes included in and incorporated by reference in this prospectus. You should read this information together with those financial statements and "Management's Discussion and Analysis of Results of Operations and Financial Condition" which is also included in and incorporated by reference in this prospectus. Summarized historical consolidated financial information of Suprema as of June 30, 1997, 1996 and 1995 and for the years ended June 30, 1996 and 1995 has been derived from audited consolidated financial statements which do not appear in the documents included in or incorporated by reference in this prospectus.

         The historical statements of earnings and balance sheet data as of December 31, 1999 and 1998 and for the six months ended December 31, 1999 and 1998 have been derived from unaudited financial statements. The financial statements as of December 31, 1999 and for the six month periods ended December 31, 1999 and 1998 are unaudited; however, in the opinion of management all adjustments (consisting solely of normal recurring adjustments) necessary for a fair presentation of the financial statements for the interim periods have been made. The unaudited results of interim periods are not necessarily indicative of the results to be obtained in a full fiscal year.

                                                    Six Months Ended
                                                      December 31,                     Years Ended June 30,
                                                 --------------------   ---------------------------------------------------
                                                    1999       1998        1999      1998       1997      1996       1995
                                                 --------------------   ---------------------------------------------------
                                                      (unaudited)              (In thousands, except per share data)
Statement of Earnings Data:
Net Sales........................................  $126,704   $81,551    $176,281  $108,140    $88,311   $65,104    $52,109
Earnings before extraordinary loss on
   Extinguishment of debt........................     2,917     1,856       4,208     2,417        121     1,409        912
Net Earnings.....................................     2,917     1,856       4,208     1,406        121     1,409        912
Earnings Per Share before Extraordinary loss on
   Extinguishment of debt (Basic) ...............       .66       .41         .93       .53        .03       .46        .32
Earnings Per Share before Extraordinary loss on
   Extinguishment of debt (Diluted)..............       .57       .39         .86       .51        .02       .40        .32
Net Earnings per Share (Basic) ..................       .66       .41         .93       .31        .03       .46        .32
Net Earnings per Share (Diluted) ................       .57       .39         .86       .30        .02       .40        .32
Weighted Average Common Shares Outstanding
    (Basic)......................................     4,441     4,552       4,537     4,563      4,552     2,768      2,352
Weighted Average Common Shares Outstanding
   (Diluted).....................................     5,144     4,803       4,884     4,745      5,040     3,195      2,369

                                                       December 31,                           June 30,
                                                   ------------------    --------------------------------------------------
                                                     1999       1998       1999      1998       1997      1996       1995
                                                    -----------------    --------------------------------------------------
                                                       (unaudited)                        (In thousands)
Balance Sheet Data:
Working Capital..................................   $71,724   $47,013     $56,265   $43,873    $32,546   $19,374    $11,209
Total Assets.....................................   100,740    66,622      81,999    62,081     47,043    41,663     27,212
Long Term Debt Obligations (including capital
lease and current portion).......................    57,514    16,437      44,125    35,493     23,772    18,482     13,310
Total Liabilities ...............................    78,305    49,126      61,488    45,387     31,754    27,577     19,811
Warrants subject to mandatory redemption                 --        --          --        --      1,171     1,171         --
Stockholders' Equity.............................    22,435    17,496      20,511    16,695     15,289    14,086      7,401

         The statement of earnings data for the fiscal year ended 1998 gives effect to our incurring an extraordinary loss on extinguishment of debt of approximately $1,773,000 ($1,011,000, net of tax) resulting from our early retirement of subordinated debt and repurchase of warrants attached to the subordinated debt.

         The statement of earnings data for the fiscal year ended June 30, 1997 gives effect to a write-off of approximately $944,000 of costs related to marketing service agreements and a charge of approximately $1,259,000 associated with a loss we incurred on a sale leaseback transaction which was completed during the fourth quarter of our fiscal year ended June 30, 1997.

         The statement of earnings data for the fiscal year ended June 30, 1996 gives effect to income of approximately $412,000 related to our payment in full of a note relating to a licensing agreement.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

Overview

         We are a manufacturer, shredder, grater, and marketer of a variety of gourmet all natural Italian variety cheeses. Our cheese which we market under the Suprema Di Avellino brand name, as well as private label, consists primarily of domestic mozzarella, ricotta, and provolone cheeses, grated and shredded parmesan and romano cheeses, and imported parmesan and pecorino romano cheeses, including "lite" versions of certain of these products containing less fat and fewer calories. Our cheese products are all natural and do not contain any preservatives, additives, sweeteners, dehydrated fillers or artificial flavorings. We sell our products to customers in the food service, food ingredient, and retail markets.

         We maintain three operating facilities. Our East Coast production facility and corporate headquarters is located in Paterson, New Jersey and is equipped with state-of-the-art equipment for grating, shredding and packaging our cheeses. Our West Coast facility, Suprema Specialties West, Inc., is located in Manteca, California and is equipped with state-of-the-art equipment for cheese production, shredding, packaging and whey processing. Our Northeast facility located in Ogdensburg, New York, is a cheese production and whey processing facility.

         As part of our continuing effort to manufacture and market superior products and to expand our current product line, we have recently enhanced our research and development expertise. We are currently focusing our efforts on expanding our product lines in two diverse areas: processed mozzarella cheese, which will have a shelf life of at least six months without the need for refrigeration yet will have natural mozzarella cheese characteristics, and whey protein components, which will be sold to third-parties for use as nutrient supplements and ingredients in a variety of products.

         We record revenues when our products are shipped to customers. Our customers generally do not have the right to return products that have been shipped.

Results of Operations

         The following table sets forth, for the periods indicated, the percentage of revenues represented by certain items reflected in our statements of earnings.

                                                                         As A Percentage of Net Sales
                                                            --------------------------------------------------------
                                                             Six Months Ended
                                                               December 31,                Years Ended June 30,
                                                            -------------------      -------------------------------
                                                             1999         1998        1999        1998         1997
                                                            ------       ------      ------      ------       ------
Net Sales..............................................     100.0%       100.0%      100.0%      100.0%       100.0%
Cost of Sales.........................................       83.3         82.8        83.0        82.7         83.0
                                                            ------       ------      ------      ------       ------
Gross margin..........................................       16.7         17.2        17.0        17.3         17.0
Selling and shipping expenses.........................        8.4          8.4         8.0         7.4         10.4
General and administrative expenses...................        2.3          2.4         2.5         3.4          2.5
Interest expense, net.................................        2.1          2.6         2.5         2.7          2.5
Other expense.........................................         --           --          --          --          1.4
                                                            ------       ------      ------      ------       ------
Earnings before income taxes and extraordinary item...        3.9          3.9         4.0         3.8           .2
Income taxes..........................................        1.6          1.6         1.6         3.8           .2
                                                            ------       ------      ------      ------       ------
Earnings before extraordinary item....................        2.3          2.3         2.4         2.2           .1
Extraordinary loss on extinguishment of debt..........         --           --          --        (.9)           --
                                                            ------       ------      ------      ------       ------
Net Earnings..........................................        2.3          2.3         2.4         1.3           .1
                                                            ======       ======      ======      ======       ======

Six months Ended December 31, 1999 Compared to Six Months Ended December 31,
1998.

         Net sales for the six month period ended December 31, 1999 were approximately $126,704,000 as compared to approximately $81,551,000 for the six months ended December 31, 1998, an increase of approximately $45,153,000 or 55.4%. This increase reflects an increase in sales volumes for food service products manufactured by us and, to a lesser extent, the increase in the average selling price for cheese (as a result of the higher average CME Block Cheddar Market, the commodity index on which bulk cheese prices are based) during the first quarter of fiscal 2000.

         Our gross margin increased by approximately $7,104,000, from approximately $14,051,000 in the six month period ended December 31, 1998 to approximately $21,155,000 in the six month period ended December 31, 1999, primarily as a result of an increase in sales volume for food service products manufactured by us and to a lesser extent an increase in the average selling price as a result of the higher average CME Block Cheddar Market during the quarter ended September 30, 1999. Our gross margin as a percentage of sales decreased from 17.2% in the six months ended December 31, 1998 to 16.7% for the comparable six month period in 1999. The decrease in gross margin as a percentage of sales was primarily due to the higher costs of raw materials during the three months ended September 30,1999, along with the lower average selling price for cheese (as a result of the lower average CME Block Cheddar Market) during the three months ended December 31, 1999, as well as the shift toward lower margin sales associated with the food service markets, partially offset by the increase in the sales volume.

         Selling and shipping expenses increased by approximately $3,767,000 from approximately $6,842,000 for the six month period ended December 31, 1998 to approximately $10,609,000 for the six month period ended December 31, 1999. The increase in selling and shipping expenses is primarily due to increases in advertising and promotional allowances, commission expense and shipping expenses in support of the company's revenue growth. As a percentage of sales, selling and shipping expenses remained constant at 8.4% for the six month period ended December 31, 1999, as compared to the six month period December 31, 1998.

         General and administrative expenses increased by approximately $954,000 from approximately $1,973,000 for the six month period ended December 31, 1998 to approximately $2,927,000 for the comparable period in fiscal year 2000. The increase in general and administrative expenses is primarily a result of an increase in personnel and other administrative expenses associated with our revenue growth. As a percentage of sales, general and administrative expenses decreased slightly to 2.3% for the six month period ended December 31, 1999, from 2.4% for the comparable period in 1998, primarily due to the increase in our revenue growth, which was partially offset by an increase in personnel and other administrative expenses.

         Net interest expense increased to approximately $2,678,000 for the six month period ended December 31, 1999 from approximately $2,090,000 for the six month period ended December 31, 1998. The increase was primarily the result of our expanded borrowing requirements necessary for working capital needs.

         The provision for income taxes for the six month period ended December 31, 1999, increased by approximately $733,000 as compared to the six month period ended December 31, 1998 primarily as a result of increased taxable income. The effective tax rate is relatively consistent between the periods.

         Net earnings increased by approximately $1,061,000 to approximately $2,917,000 for the six month period ended December 31, 1999, from approximately $1,856,0000 for the comparable period ended December 31, 1998, due to the increase in gross margin primarily as a result of increased sales volumes, which was partially offset by the increases in selling and shipping expenses, general and administrative expenses and interest expense.

Year Ended June 30, 1999 Compared to Year Ended June 30, 1998

         Revenues for the fiscal year ended June 30, 1999 were approximately $176,281,000, as compared to approximately $108,140,000 for the fiscal year ended June 30, 1998, an increase of approximately $68,141,000, or 63.0%. This increase reflects higher sales volume for food service products manufactured by us.

         Our gross margin increased by approximately $11,184,000, from approximately $18,745,000 for the year ended June 30, 1998 to approximately $29,929,000 for the fiscal year ended June 30, 1999, primarily as a result of the increased sales volume. Our gross margin as a percentage of sales decreased slightly from 17.3% in the year ended June 30, 1998 to 17.0% in the year ended June 30, 1999. The decrease in gross margin as a percentage of net sales was due primarily to the higher costs of raw materials during the fiscal year ended June 30, 1999, as well as the shift toward lower margin sales associated with the food service and food ingredient markets, partially offset by the increase in sales volumes.

         Selling and shipping expenses increased by approximately $6,020,000 from approximately $8,025,000 during the fiscal year ended June 30, 1998 to approximately $14,045,000 during the fiscal year ended June 30, 1999. As a percentage of sales, selling and shipping expenses increased from 7.4% for the fiscal year ended June 30, 1998 to 8.0% for the fiscal year ended June 30, 1999. The increase in selling and shipping expenses and the increase of such expenses as a percentage of net sales is primarily due to increases in advertising and promotional allowances of $2,996,000, commission expense and shipping expenses in support of our revenue growth.

         General and administrative expenses increased from approximately $3,636,000 in fiscal year 1998 to approximately $4,421,000 in fiscal year 1999. The increase in general and administrative expenses is primarily due to an increase in personnel and other administrative expenses associated with our revenue growth. As a percentage of sales, general and administrative expenses decreased from 3.4% in fiscal year 1998 to 2.5% in fiscal year 1999. The decrease in general and administrative expenses incurred as a percentage of sales is primarily due to the increase in our revenue growth, which was partially offset by an increase in personnel and other administrative expenses in association with our sales growth.

         Net interest expense increased to approximately $4,329,000 for the year ended June 30, 1999, from approximately $2,917,000 for the year ended June 30, 1998. The increase in interest expense was primarily the result of our expanded borrowing necessary to finance working capital needs.

         The provision for income taxes for the year ended June 30, 1999 increased by approximately $1,176,000 compared to fiscal year 1998, primarily as a result of increased taxable income.

         We took an extraordinary charge on the extinguishment of the subordinated debt notes net of tax of approximately $1,011,000 during the quarter ended December 31, 1997. (See Note 7 to the consolidated financial statements.) The charge was the result of prepayment penalties related to the early extinguishment of the subordinated debt and associated fees.

         Net earnings before the extraordinary charge on the extinguishment of the subordinated debt increased by approximately $1,791,000 to approximately $4,208,000 in fiscal year 1999 from approximately $2,417,000 in fiscal year 1998 due to the reasons discussed above.

         Net earnings increased by approximately $2,802,000 to approximately $4,208,000 in fiscal year 1999 from approximately $1,406,000 in fiscal year 1998 due to the reasons discussed above.

Year Ended June 30, 1998 Compared to Year Ended June 30, 1997

         Revenues for the fiscal year ended June 30, 1998 were approximately $108,140,000, as compared to approximately $88,311,000 for the fiscal year ended June 30, 1997, an increase of approximately $19,829,000, or 22.5%. This increase reflects higher sales volume for food service products manufactured by us.

         Our gross margin increased by approximately $3,697,000, from approximately $15,048,000 for the year ended June 30, 1997 to approximately $18,745,000 for the year ended June 30, 1998, primarily as a result of the increased sales volume. Our gross margin as a percentage of sales increased from 17.0% in the year ended June 30, 1997 to 17.3% in the year ended June 30, 1998. The increase in gross margin as a percentage of net sales was due primarily to lower costs of raw materials during the fiscal year ended June 30, 1998, partially offset by higher costs associated with our Ogdensburg, New York manufacturing facility and the shift toward lower margin sales associated with the food service and food ingredient markets.

         Selling and shipping expenses decreased by approximately $1,151,000 from approximately $9,176,000 during the fiscal year ended June 30, 1997 to approximately $8,025,000 during the fiscal year ended June 30, 1998. As a percentage of sales, selling and shipping expenses decreased from 10.4% for the fiscal year ended June 30, 1997 to 7.4% for the fiscal year ended June 30, 1998. The decrease in selling and shipping expenses was primarily due to the unusual charge associated with the write-off of the marketing service agreements in fiscal 1997 of approximately $944,000 as such amounts no longer had continuing value as a result of declining relevance of these product lines, as well as a decrease in freight expenses due to our Ogdensburg facility coming on line. See note 5 to the consolidated financial statements.

         General and administrative expenses increased from approximately $2,181,000 in fiscal year 1997 to approximately $3,636,000 in fiscal year 1998. As a percentage of sales, general and administrative expenses increased from 2.5% in fiscal year 1997 to 3.4% in fiscal 1998. The increase in general and administrative expenses is primarily due to an increase in personnel and other administrative expenses in association with our sales growth.

         Net interest expenses increased to approximately $2,917,000 for the year ended June 30, 1998 from approximately $2,231,000 for the year ended June 30, 1997. The increase was primarily the result of our expanded borrowing requirements necessary to finance working capital needs, partially offset by a decrease in capital lease interest expense due to the sale leaseback transaction completed during the fourth quarter of fiscal 1997.

         Other income changed from a loss of approximately $1,259,000 in fiscal year 1997 to $0 in fiscal year 1998. The loss in fiscal year 1997 was attributable to the sale of our assets in association with the sale leaseback transaction we completed during the fourth quarter of fiscal 1997. See Note 4 to the consolidated financial statements.

         The provision for income taxes for the year ended June 30, 1998 increased by approximately $1,670,000 compared to fiscal year 1997 primarily as a result of increased taxable income and an increase in the effective tax rate from 40 percent to 42 percent.

         We took an extraordinary charge on the extinguishment of the Subordinated Debt Notes net of tax of approximately $1,011,000 during the quarter ended December 31, 1997. See Note 7 to the consolidated financial statements. The charge was the result of prepayment penalties related to the early extinguishment of the subordinated debt and associated fees.

         Net earnings applicable to common stock before the extraordinary charge on the extinguishment of the subordinated debt increased by approximately $2,296,000 to approximately $2,417,000 in fiscal year 1998 from approximately $121,000 in fiscal year 1997 due to the reasons discussed above.

         Net earnings applicable to common stock increased by approximately $1,285,000 to approximately $1,406,000 in fiscal year 1998 from approximately $121,000 in fiscal year 1997 due to the reasons discussed below.

Liquidity and Capital Resources

         As of December 31, 1999, we had working capital of approximately $71,724,000, as compared with $56,265,000 at June 30, 1999, an increase of approximately $15,459,000. The increase in working capital is primarily due to the increase in accounts receivable inventory levels in support of our increased sales volumes, as well as increases in prepaid expenses and other current assets, as well as decreases in income taxes payable and accrued expenses and other current liabilities, partially offset by an increase in accounts payable.

         We previously entered into certain capital lease financing transactions to purchase equipment. As of December 31, 1999, we had obligations of approximately $1,997,702 under capital leases.

         In March 1996, we purchased our Paterson, New Jersey production facility which we had not previously leased. On March 29, 1999, we refinanced our mortgage on our Paterson facility for the principal amount of $929,573. The seven year note, which bears interest at 7.85% per annum, is being amortized at a fifteen year rate and requires a balloon payment at the end of year seven of approximately $501,000. As of December 31, 1999, we had outstanding obligations of approximately $901,000 under the mortgage on our Paterson, New Jersey facility.

         We have a bank revolving credit facility that in March 2000 was amended to increase the bank's potential commitment to $85,000,000 through February 15, 2004. The rate of interest on amounts borrowed under the credit facility is the adjusted LIBOR rate plus 175 basis points. The interest rate as of December 31, 1999 was 8.3%. The credit facility is collateralized by substantially all existing and acquired assets as defined in the credit facility, and is guaranteed by our subsidiaries, Suprema Specialties West, Inc., and Suprema Specialties Northeast, Inc. and the pledge of all of the stock of these subsidiaries. Advances under this credit facility are limited to 85% of eligible accounts receivable, and 60% of most inventory. The credit facility agreement contains restrictive covenants, including the maintenance of specified total debt to tangible net worth ratios, minimum levels of consolidated net worth and capital expenditure limitations, as defined in the agreement, and restriction on dividends to common stockholders. We believe we are in compliance with these covenants. As of December 31, 1999, our total outstanding debt to our lender was approximately $44,115,000.

         Our management believes that, with an increase in its line of credit facility to $85,000,000, we have adequate working capital to meet our reasonably foreseeable cash requirements.

         Net cash used in operating activities in the six month period ended December 31, 1999 was approximately $11,729,000, as compared to $3,811,000 in the comparable period of the prior year. The use of cash in operations was primarily the result of increases in accounts receivable and inventories in support of our increased revenue growth, and prepaid expenses and other current assets, as well as decreases in income taxes payable and accrued expenses and other current liabilities partially offset by an increase in net earnings as adjusted for non-cash expenses, and increases in accounts payable and income taxes payable. The cash used in operations was financed through cash flow from financing activities, primarily proceeds from existing credit facilities. Net cash used in investing activities in the six month period ended December 31, 1999 was approximately $587,000, as compared to $783,000 in the six month period ended December 31, 1998, as a result of continued expenditures for fixed assets, including capital equipment utilized in our manufacturing facilities in Manteca, California and Ogdensburg, New York. As a result, as of December 31, 1999, we had cash of approximately $438,000.

Foreign Currency

         We are subject to various risks inherent in dependence on foreign sources of supply, including economic or political instability, shipping delays, fluctuations in foreign currency exchange rates, custom duties and import quotas and other trade restrictions, all of which could have a significant impact on our ability to obtain supplies and deliver finished products on a timely and competitive basis. We have no material unhedged monetary assets, liabilities or commitments denominated in currencies other than the United States dollar. We do not engage in foreign currency hedging transactions.

Effect of New Accounting Pronouncements

         In June 1998, SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," was issued. SFAS 133, as amended by SFAS 137, standardizes accounting and reporting for derivative instruments and for hedging activities. This statement is effective for our 2001 fiscal year. Based on an assessment of current operations, we do not expect SFAS 133 to be have any significant effect on our financial statements.

         In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, Revenue Recognition ("SAB 101") which broadly addresses how companies report revenues in their financial statements. We are in the process of evaluating the accounting requirements of SAB 101 and do not expect that this standard will have a material effect, if any, on its financial position, results of operations, or cash flows.

Quantitative and Qualitative Disclosures About Market Risk

         The carrying amounts of financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, approximate fair value because of the current nature of these instruments. The carrying amounts reported for revolving credit and long-term debt approximate fair value because the interest rates on these instruments are subject to changes with market interest rates.

                                    BUSINESS

General

         We manufacture, shred, grate and market a variety of all natural, gourmet cheeses under the Suprema Di Avellino(R) brand name, as well as private label. Our product lines consist primarily of domestic mozzarella, ricotta and provolone cheeses, grated and shredded parmesan and romano cheeses, and imported parmesan and pecorino romano cheeses, including "lite" versions of certain of these products containing less fat and fewer calories. Our cheeses do not contain any preservatives, additives, sweeteners, dehydrated fillers or artificial flavorings. We sell our products to customers in all three groups within the cheese industry: food service, food ingredient and retail.

         We maintain three primary facilities. We manufacture cheeses at our facilities in Manteca, California and Ogdensburg, New York. At our Paterson, New Jersey facility, bulk cheese manufactured by us or imported primarily from Europe and, to a lesser extent, South America, is shredded or grated and then packaged for distribution.

         We package and sell our bulk cheeses to national food service distributors, which then sell the products to restaurants, hotels, caterers, and others. We also sell our products to food manufacturers who use our cheese as an ingredient for prepared foods. We offer many of our products in shrink-wrapped plastic packaging and in plastic pillow packs which ensures continued freshness and gourmet quality. In addition to standard sizes, we also package our products in customized sizes to meet the specific needs of our food service distributors and food manufacturer customers.

         We currently sell our retail product line in selected regional markets, including New England, the New York Metropolitan area, Maryland, District of Columbia, Florida, Pennsylvania and the Chicago Metropolitan area. We package most of our cheeses in convenient resealable tamper-resistant transparent plastic cups and shakers. We believe that our packaging enhances the gourmet quality and image of our cheeses. We offer our cheeses in a wide variety of retail package sizes, ranging from 6 ounces to 3 pounds. We use various techniques to preserve the freshness of our products, including, controlled atmosphere, heat sealed packaging and a moisture reduction process which extends the shelf-life of our grated and shredded cheeses. Our cheeses are sold in well known chain stores, including D'Agostino's, Food Town, Giant, King Kullen, Shop-Rite, Stop'N Shop, Super Valu and BJ's Wholesale Club.

         As part of our continuing effort to manufacture and market superior products and to expand our current product line, we have increased our research and development expertise. We are currently focusing our efforts in expanding our product lines in two diverse areas: processed mozzarella cheese, which will have a shelf-life of at least six months without the need for refrigeration yet will have natural mozzarella cheese characteristics, and whey protein components, which will be sold to third-parties for use as nutrient supplements and ingredients in a variety of products.

         The markets for all natural, Italian variety and shredded cheese products have grown substantially in recent years. According to the most recently published cheese industry report prepared by 1999 Business Trends Analysts, sales of natural cheese products by United States manufacturers increased from $10.2 billion in 1993 to $12.3 billion in 1999, and are projected to reach approximately $18.5 billion by the year 2008. We believe that natural cheese is widely regarded as high quality and nutritious. Since our inception, we have sought to capitalize on opportunities arising from all three groups within the cheese industry: food service, food ingredient and retail. The food service group is comprised of restaurants, hotels and caterers and accounts for 44% of industry sales. The food ingredient group, comprised of food manufacturers, accounts for 16% of industry sales and the retail group, comprised of grocery stores, delicatessens and gourmet shops, accounts for 40% of industry sales.

Products and Customers

         We principally market our cheeses under the Suprema Di Avellino(R) brand name, as well as private label to the three groups within the cheese industry. Our product lines consist primarily of domestic mozzarella, ricotta and provolone cheeses, grated and shredded parmesan and romano cheeses, imported parmesan and pecorino (sheep's milk) romano cheese products including "lite" versions of certain of these products which contain less fat and fewer calories. Our cheeses are all natural and do not contain any preservatives, additives, sweeteners, dehydrated fillers or artificial flavorings.

         We sell our cheeses nationally to food service industry distributors and food manufacturers, principally in bulk. For the years ended June 30, 1999, 1998 and 1997, and the six months ended December 31, 1999, sales of cheese products to food service distributors accounted for approximately 91%, 88%, 83% and 90%, respectively of our net sales; sales to food manufacturers accounted for approximately 6%, 6%, 7% and 8% respectively of our net sales.

         Our retail products are sold to supermarket chains, grocery stores, delicatessens and gourmet shops. Our supermarket customers include well known chain stores, such as D'Agostino's, Food Town, Giant, King Kullen, Shop-Rite, Stop'N Shop, Super Valu and BJ's Wholesale Club. For the years ended June 30, 1999, 1998 and 1997, and the six months ended December 31, 1999, sales of cheese products to retailers accounted for approximately 3%, 6%, 10% and 2% respectively of our net sales.

         We generally sell our cheeses upon receipt of customer purchase orders and fill orders within approximately seven days. Substantially all of our products are delivered to customers by independent trucking companies. We do not have long term purchase agreements with our customers. For the six months ended December 31, 1999, Noble J.G. Cheese Company and A&J Foods, Inc. accounted for approximately 14% and 13% of our revenues respectively. For the fiscal years ended June 30, 1999 and June 30, 1998, A&J Cheese Company accounted for 18% of our revenues for each year. For the fiscal year ended June 30, 1997, A&J Cheese Company and Lisanti Foods of New Jersey accounted for 14% and 10% of our net sales respectively.

New Product Developments

         As part of our continuing effort to manufacture and market superior products and to expand our current product line, we have increased our research and development expertise. We are currently focusing our efforts in two diverse areas: processed mozzarella cheese and whey protein components.

         Processed Mozzarella Cheese. In May 1999, Cornell University, one of the country's leading dairy agricultural centers, granted us an exclusive 17 year license on their U.S. patent for processed mozzarella cheese. Together with Cornell University, we are developing a processed mozzarella cheese for commercial distribution that will have a shelf-life of at least six months without the need for refrigeration, yet will have the natural mozzarella cheese characteristics of melting, stretching and browning. We believe the prolonged shelf life of our processed cheese will allow us to offer pizza chains, fast food restaurants and food manufacturers a consistent "always-ready" cheese without the concern of spoilage typically associated with a non-processed mozzarella. This will provide the customer with better inventory control and flexibility.

         We believe that a prolonged shelf-life mozzarella cheese will provide us with numerous opportunities in the export cheese market. Currently, non-processed cheeses sold for export are frozen and then shipped overseas. Because of our product's anticipated extended shelf life and lack of need for refrigeration or freezing, we expect that our processed cheese will address the concerns of spoiling and thawing, while maintaining the characteristics of natural mozzarella cheese.

         According to the 1999 Business Trend Analysts report, the processed cheese market is approximately a $7 billion industry and is projected to increase to approximately $9.5 billion by 2008. This market consists primarily of processed American cheese. We expect to become one of the first cheese companies to offer a processed mozzarella cheese that has all the characteristics of a natural mozzarella cheese. Based upon our research and development efforts, we expect to begin commercial production of our processed mozzarella cheese by the end of 2001. We have applied for, and received "Notices of Allowance" for two registered trademarks with the United States Trademark and Patent Office, "Chez" and "Pizza Chez" for use with our proposed new product.

         Whey Protein Components. In April 2000, we appointed Professor J.L. Maubois as a consultant to support our research and development department's efforts in the field of microfiltration of milk. Professor Maubois is currently the Director of Research and Development at the National Institute of Agricultural Research located in Rennes, France. Professor Maubois is considered a world leader in the application of membrane separation technology of dairy streams and holds many dairy patents related to membrane technology. Presently, Professor Maubois and Dr. Reyad Mahmoud, our Director of Research and Development, are pursuing the application of membrane separation technology to separate the non-processed raw milk and whey streams in order to selectively capture components for use in bioactive, nutritional and pharmaceutical products. These components have many applications and can be used in various products such as sport beverages, baby formulas, nutrient supplements, and others.

Production

         We manufacture all natural domestic cheeses at our West Coast facility in Manteca, California and our Northeast facility in Ogdensburg, New York. At our Manteca facility, raw milk is purchased from milk cooperatives and, through our state-of-the-art equipment and our proprietary techniques, produced into cheese. The Manteca facility manufactures the full line of our products, including mozzarella, provolone, ricotta, domestic parmesan and domestic romano. Our Manteca facility has shredding capabilities as well as whey processing equipment. Our Ogdensburg facility manufactures mozzarella and provolone cheeses and also has whey processing equipment. These facilities serve as distribution points for various geographic markets throughout the United States. Both facilities are operating at approximately 80% of production capacity.

         We also maintain an East Coast facility in Paterson, New Jersey which is equipped with state-of-the-art equipment for grating, shredding and packaging our products. At this facility, bulk cheese from our two manufacturing facilities, as well as imported bulk cheese, is shredded or grated, packaged and distributed. We are operating this facility at approximately 63% of production capacity. Our Paterson facility also serves as our corporate headquarters.

         We employ a Director of Operations at each facility who makes pre-production inspections and monitors critical manufacturing and processing functions. We also employ a Director of Quality Control who oversees the Quality Control Departments at each of our locations. Our Quality Control Departments are responsible for testing raw ingredients to ensure that they are free of contaminants, inspecting production equipment and testing finished products to ensure both quality and compliance with customer specifications. In addition, we regularly send random samples of each product to outside laboratories, which perform routine physical, chemical and micro-biological tests.

Marketing and Advertising

         Our Vice President of Sales is responsible for managing and coordinating our sales efforts and supervising our regional sales representatives and brokers. We employ regional sales representatives to market our products as well as a national account representative who is responsible for sales to our customers who have national operations. Senior management is responsible for planning and coordinating our marketing programs and maintains a hands-on relationship with select key accounts. In addition, we engage independent commission food brokers throughout the United States for marketing to our customers. To achieve greater market penetration, we continue to strengthen and expand our sales force and food broker network.

         We believe that product recognition by customers, consumers and food brokers is an important factor in the marketing of our products. We market our products and brand name through the use of promotional materials, including full color product brochures, circulars, free standing product displays, newspaper inserts and various co-op advertisement programs. Our Vice President of Market Development is responsible for designing product literature and brochures, as well as identifying and assessing potential new geographic markets.

Suppliers

         Our principal ingredient is raw milk. We believe that there are numerous alternative sources of supply available to us, including for raw milk which is currently provided by our largest supplier. For the fiscal years ended June 30, 1999, 1998 and 1997 and the six months ended December 31, 1999, our largest supplier, a milk cooperative, accounted for approximately 21%, 25%, 31% and 17%, respectively, of all of our purchases. We do not usually maintain contracts with our suppliers.

         We import certain of our bulk cheeses directly from Europe and, to a lesser extent, South America. We purchase cheese supplies in large quantities in order to obtain volume discounts and place orders for imported bulk cheese approximately four to six months in advance of anticipated production requirements. For the fiscal years ended June 30, 1999, 1998 and 1997 and the six months ended December 31, 1999, approximately 18%, 5%, 7% and 21%, respectively, of our supply requirements were imported.

Trademarks

         In September, 1992, we registered the name Suprema Di Avellino(R)with the United States Patent and Trademark Office. We have received a notice of allowance from the United States Patent Office with respect to the trademarks "Chez" and "Pizza Chez".

Government Regulation

         We are subject to extensive regulation by the United States Food and Drug Administration, the United States Department of Agriculture, and other state and local authorities in jurisdictions in which our products are manufactured, processed or sold, regarding the importation, manufacturing, processing, packaging, storage, distribution and labeling of our products. Applicable statutes and regulations governing cheese products include "standards of identity" for the content of specific types of cheese, nutritional labeling and serving size requirements, and general "Good Manufacturing Practices" with respect to production processes. Our manufacturing and processing facilities are subject to compliance with federal and state regulations regarding work safety and environmental matters as well as periodic inspection by federal, state and local authorities. We believe that we are currently in substantial compliance with all material governmental laws and regulations and maintain all material permits and licensees relating to our operations.

         Advertising relating to our products is subject to review of the Federal Trade Commission and state agencies to monitor and prevent unfair or deceptive trade practices.

Competition

         We face significant competition in the marketing and sales of our products. Our wholesale products compete on the basis of price, quality and service with products of companies such as Dairy Farmers of America, Beatrice Cheese Company and Stella Foods. Our retail products compete for brand recognition and shelf space with brands which have achieved significant consumer loyalty, such as Kraft, Sorrento, Sargento and Polly-O, as well as private label. We also compete with importers of foreign cheese and companies manufacturing substitute cheese products. Many of these products are marketed by companies with significantly greater financial and other resources which allows them to procure supermarket shelf space and to implement extensive advertising and promotional programs.

          We believe the principal competitive factors in the marketing of cheeses are price, quality, freshness, brand recognition and packaging convenience. Because our current products are positioned as all natural and gourmet, we generally price them at a premium to certain competitive products.

         We are subject to evolving consumer preferences, nutritional and health-related concerns. We believe that the absence of preservatives, additives, sweeteners, dehydrated fillers or artificial flavorings increases the appeal of our products to consumers. In addition, in response to certain consumer concerns we have certain all natural "lite" cheese products which contain less fat and fewer calories. We expect to see increased competition from other companies whose products or marketing strategies address these consumer concerns.

Employees

         As of April 30, 2000, we had 227 full-time employees of which 13 are employed in executive capacities and management positions, 18 are engaged in sales and marketing and administrative capacities and 196 are engaged in production and operations. Approximately 50% of our total workforce is represented by a union. We entered into a new contract with our union employees in Manteca, California which expires in December 2004. We are currently in negotiations with our union employees at our Ogdenburg, New York facility to formalize their first contract. We consider relations with our employees to be satisfactory.

                            DESCRIPTION OF SECURITIES

         Suprema is authorized to issue 10,000,000 shares of common stock, par value $.01 per share and 2,500,000 shares of preferred stock, par value $.01 per share. As of May 9, 2000, there were 4,625,563 shares of common stock and no shares of preferred stock issued and outstanding.

Common Stock

     The holders of common stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voting for the election of directors can elect all of the directors. The holders of common stock are entitled to receive dividends when, as and if declared by the Board of Directors in its discretion out of funds legally available therefor. In the event of the liquidation, dissolution or winding up of Suprema, the holders of common stock are entitled to ratably share the assets of Suprema, if any, legally available for distribution to them after payment of the debts and liabilities of Suprema and after provision has been made for each class of stock, if any, having preference over the common stock. Holders of shares of common stock have no conversion, preemptive or other subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. All of the outstanding shares of common stock are, and the shares of common stock offered hereby will be, when issued upon payment of the consideration set forth in this prospectus, fully paid and non-assessable.

Preferred Stock

     We are authorized to issue 2,500,000 shares of preferred stock. The preferred stock can be issued from time to time in one or more series which may rank senior to the common stock with respect to the payment of dividends and in the event of liquidation, dissolution or winding-up of our company. Our Board of Directors has the power, without stockholder approval, to issue shares of one or more series of preferred stock, at any time, and for such consideration and with such relative rights, privileges, preferences and other terms as the Board may determine, including terms relative relating to dividend and redemption rates, liquidation preferences and conversion or other rights. The rights and terms of any new series of preferred stock could adversely affect the voting power or other rights of the holders of the common stock or could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of our company.

Series A Redeemable Convertible Preferred Stock

     Our Board has previously designated a class of 500,000 shares of Series A redeemable convertible preferred stock which may be converted at the rate of one share of common stock for each share of preferred stock at any time prior to redemption at a conversion price of $3.00 per share. The preferred stock is redeemable at our option at any time after the first anniversary of issuance, provided that the daily average of the high and low price of our common stock equals or exceeds $5.00 per share for ten consecutive days. The redemption price would be $3.00 per share, plus accrued and unpaid dividends. Quarterly dividends are payable in cash at an annual dividend rate of 10% and are cumulative. The preferred stock has a preference on liquidation of $3.00 per share plus accumulated but unpaid dividends. The preferred stock is non-voting stock, unless we fail to pay dividends on the preferred stock for four consecutive quarters, in which case the holders of the preferred stock would be entitled to vote as a class to elect an additional director to the Board.

Warrants

     In connection with a prior bank loan, we issued warrants to purchase 105,000 shares of common stock, exercisable until March 1, 2008, at an exercise price of $4.125. The shares issuable upon exercise of the warrants are subject to piggyback registration rights.

     In connection with our 1996 public offering, we issued the underwriter warrants to purchase 150,000 shares of common stock, exercisable until June 20, 2001, at an exercise price of $6.875.

     We have agreed to sell the underwriters and their designees warrants to purchase up to 110,000 shares of common stock at an exercise price equal to 120% of the initial public offering price per share. The underwriters' warrants may not be sold, transferred, assigned or hypothecated for one year from the date of this prospectus, except to officers and partners of the underwriters and members of the selling group, and are exercisable during the seven-year period commencing one year from the date of this prospectus. During the warrant exercise term, the holders of the underwriters' warrants are given, at nominal cost, the opportunity to profit from a rise in the market price of our common stock. To the extent that the underwriters' warrants are exercised, dilution of the interest of our stockholders will occur. Further, the terms on which we will be able to obtain additional equity capital may be adversely affected as the holders of the underwriters' warrants can be expected to exercise them at any time when we would, in all likelihood, be able to obtain any needed capital on terms more favorable to us than those provided in the underwriters' warrants. Any profit realized by the underwriters on the sale of the underwriters' warrants or the underlying share of common stock may be deemed additional underwriting compensation. Subject to certain limitations and exclusions, we have agreed, at the request of the holders of a majority of the underwriters' warrants, at our expense, to register the underwriters' warrants and the shares of common stock issuable upon exercise of the underwriters' warrants under the Securities Act on one occasion during the warrant exercise term and to include the underwriters' warrants and such underlying shares in any appropriate registration statement which is filed by us during the seven years following the date of this prospectus.

Registration Rights

         Holders of 255,000 shares of our common stock issuable upon the exercise of outstanding warrants are entitled to certain rights with respect to the registration of these shares under the Securities Act. The holders of warrants exercisable to purchase 105,000 shares of common stock have agreed to waive their registration rights in connection with this offering. The balance of 150,000 shares issuable upon exercise of warrants are being registered in this offering and made a part of this prospectus but are not included in the underwritten offering.

     If we register any of our common stock, either for our own account or for the account of other security holders, the holders are entitled to notice of the registration and to include their shares of common stock in the registration.

     In all cases, a holder's right to include shares in a registration is subject to the ability of the underwriters to limit the number of shares included in the offering. All fees, costs and expenses of all of these registrations will be paid by us, and all selling expenses will be paid by the holders of the securities being registered. Sales of these shares could have an adverse effect on the trading price of our common stock.

Listing

     Our common stock is quoted on the Nasdaq National Market under the trading symbol "CHEZ."

Transfer Agent

     The transfer agent for our common stock is Continental Stock Transfer & Trust Company, Suprema, 2 Broadway, New York, New York 10004.

                         SHARES ELIGIBLE FOR FUTURE SALE

     Sales of substantial amounts of our common stock in the public market after this offering, or the perception that such sales may occur, could materially and adversely affect prevailing market prices of our common stock and our ability to raise equity capital in the future.

     After this offering, we will have 5,613,896 shares of our common stock issued and outstanding. A total of 4,562,605 of such shares, including the shares sold in this offering, will be freely tradable without restriction or further registration under the Securities Act, except that any shares purchased by our affiliates, as that term is defined in Rule 144, may generally only be sold in compliance with the limitations of Rule 144, which is summarized below.

     The remaining 837,921 shares, representing 14.9% of the common stock to be issued and outstanding after this offering, will be restricted shares under the terms of the Securities Act. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or other applicable exemption promulgated under the Securities Act. Giving effect to the lock-up agreements described below, these shares will be restricted from sale for six months from the date of this prospectus. However, the managing underwriter can waive this restriction and allow these stockholders to sell their shares at any time.

     In addition, up to 150,000 shares issuable upon exercise of warrants held by certain selling stockholders, which shares are made part of this prospectus but are not included in the underwritten offering, are subject to the lock-up agreements with the managing underwriter as described below. However, the managing underwriter can waive the restriction of the lock-up agreements and allow these selling stockholders to sell the shares at any time.

     We have issued options and warrants to purchase 1,586,833 shares of common stock, including the 110,000 shares of common stock issuable upon exercise of the underwriters' warrants. We have granted registration rights to the underwriters for the shares of common stock issuable upon exercise of the underwriters' warrants.

Lock-up Agreements

     The selling stockholders, have signed lock-up agreements with our managing underwriter under which they have agreed not to make any public sale or distribute any shares of our common stock or any securities convertible into our common stock, for a period of six months after the effective date of this registration statement without the prior written consent of the managing Underwriter.

Rule 144

     In general, under Rule 144 as currently in effect, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

     o 1% of the number of shares of our common stock then outstanding; or

     o the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar week preceding the filing of a notice on Form 144 with the SEC concerning that sale.

     Sales under Rule 144 are also subject to specific manner-of-sale provisions, notice requirements and to the availability of current public information about us.

     Under Rule 144(k) as currently in effect, a person who is not one of our affiliates at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than one of our affiliates, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, Rule 144(k) shares may be sold immediately upon completion of this offering.

                  SELLING STOCKHOLDERS AND PLAN OF DISTRIBUTION

     All of the shares of common stock to be sold by the selling stockholders are included in this underwritten offering except for an aggregate of 150,000 shares underlying warrants held by James Carrazza, Richard Woltman and Kate Woltman. The table set forth below provides the following information as to each selling stockholder:

     o the number of shares of common stock beneficially owned as of May 9, 2000,

     o the number of shares to be sold by such selling stockholders, and

     o the number of shares (as percentage of the class) to be beneficially owned by such selling stockholders after the completion of the offering.

The selling stockholders whose shares are included in the underwritten offering are our Chairman of the Board, President and Chief Executive Officer and our Executive Vice President and Director. The remaining selling stockholders, whose shares are not included in the underwritten offering, do not and have not held any position or office with Suprema or have had any other material relationship with Suprema during the last three years. However, James Carraza is employed by Hobbs Melville Securities Corp., the managing underwriter of this offering.

                                                                     Shares of
                                                     Beneficial    common stock       Remaining         Percent
             Selling Stockholders                    Ownership      To Be Sold      After Offering      of Class
             --------------------                    ----------    -------------    --------------      --------
Mark Cocchiola..................................       995,636         50,000           945,636           16.1
Paul Lauriero...................................       675,619         50,000           625,619           10.7
James Carrazza..................................       75,000          75,000                 0              0
Richard Woltman.................................       37,500          37,500                 0              0
Kate Woltman....................................       37,500          37,500                 0              0

Selling Stockholders Included in the Underwritten Offering

     If the underwriters exercise their over-allotment option in full, the number of shares of common stock sold by each of Mark Cocchiola and Paul Lauriero will increase to 100,000 and the number of shares beneficially owned and percent of class held after the offering will be 895,636 or 15.3% for Mr. Cocchiola and 575,619 or 9.9% for Mr. Lauriero.

     The shares beneficially owned by Mark Cocchiola include options to purchase 375,000 shares of common stock owned by Mr. Cocchiola, options to purchase 3,334 shares owned by Mr. Cocchiola's wife, 1,000 shares held of record by Mr. Cocchiola's wife and 2,000 shares held of record by Mr. Cocchiola's children.

     The shares beneficially owned by Mr. Lauriero include options to purchase 355,000 shares of common stock owned by Mr. Lauriero, 22,539 shares held of record by Mr. Lauriero's wife and 45,079 shares held of record by Mr. Lauriero's children.

Selling Stockholders Not Included in the Underwritten Offering -- Plan of Distribution

     We have agreed to register the public offering of up to 150,000 shares issuable upon exercise of warrants held by certain selling stockholders and to pay all expenses in connection with registering these shares. These shares may be offered and sold by the selling stockholders pursuant to this prospectus but they are not part of this underwritten offering. None of these shares may be sold, upon exercise of the warrants, prior to six months from the date of this prospectus without the prior consent of the managing underwriter. We will not receive any of the proceeds from the sale of these shares.

     The shares to be sold by the selling stockholders not included in this underwritten offering may be offered and sold from time to time as market conditions permit in the over-the-counter market, or otherwise, at prices and terms then prevailing or at prices related to the then-current market price, or in negotiated transactions. These shares may be sold, without limitation, by: a block trade in which a broker or dealer, so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; purchases by a broker or dealer as principal and resale by that broker or dealer for its account pursuant to this prospectus; ordinary brokerage transactions and transactions in which the broker solicits purchases; and face-to-face transactions between sellers and purchasers without a broker/dealer. In effecting sales, brokers or dealers engaged by these selling stockholders may arrange for other brokers or dealers to participate. These brokers or dealers may receive commissions or discounts from these selling stockholders in amounts to be negotiated. These brokers or dealers and any other brokers or dealers may be deemed to be "underwriters" within the meaning of the Securites Act, in connection with these sales.

                                  UNDERWRITING

     Subject to the terms and conditions stated in the underwriting agreement dated the date hereof, each underwriter named below has severally agreed to purchase, and Suprema and the selling shareholders have agreed to sell to such underwriter, the number of shares set forth opposite the name of such underwriter.

                                                                       Number of
                                Name                                     Shares
                                ----                                   ---------

Hobbs Melville Securities Corp............................             1,100,000
                                                                       ---------
        Total.............................................             1,100,000
                                                                       =========

     The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of certain legal matters by counsel and to certain other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

     The underwriters, for whom Hobbs Melville Securities Corp. is acting as representative, propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to certain dealers at the public offering price less a concession not in excess of $________ per share. The underwriters may allow, and such dealers may reallow, a concession not in excess of $_________ per share on sales to certain other dealers. If all of the shares are not sold at the initial offering price, the representative may change the public offering price and the other selling terms.

     The underwriters have an option, exercisable for 30 days from the date of this prospectus, to purchase up to 165,000 additional shares of common stock at the public offering price less the underwriting discount, of which 100,000 may be purchased from the selling stockholders and 65,000 may be purchased from us. The underwriters may exercise such option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent such option is exercised, the underwriters will be obligated, subject to certain conditions, to purchase a number of additional shares approximately proportionate to each such underwriter's initial purchase commitment.

     We have agreed to sell the underwriters and their designees, for an aggregate of $100, warrants to purchase up to 110,000 shares of common stock at an exercise price equal to 120% of the public offering price per share. The underwriters' warrants may not be sold, transferred, assigned or hypothecated for one year from the date of this prospectus, except to officers and partners of the underwriters and members of the selling group, and are exercisable during the seven-year period commencing one year from the date of this prospectus. During the warrant exercise term, the holders of the underwriters' warrants are given, at nominal cost, the opportunity to profit from a rise in the market price of our common stock. To the extent that the underwriters' warrants are exercised, dilution of the interest of our stockholders will occur. Further, the terms on which we will be able to obtain additional equity capital may be adversely affected since the holders of the underwriters' warrants can be expected to exercise them at any time when we would, in all likelihood, be able to obtain any needed capital on terms more favorable to us than those provided in the underwriters' warrants. Any profit realized by the underwriters on the sale of the underwriters' warrants or the underlying share of common stock may be deemed additional underwriting compensation. Subject to certain limitations and exclusions, we have agreed, at the request of the holders of a majority of the underwriters' warrants, at our expense to register the underwriters' warrants and the shares of common stock issuable upon exercise of the underwriters' warrants under the Securities Act on one occasion during the warrant exercise term and to include the underwriters' warrants and such underlying shares in any appropriate registration statement which is filed by us during the seven years following the date of this prospectus.

     We have agreed not to sell or otherwise dispose of any shares of common stock for a period of twelve months from the date of this prospectus except for sales to the underwriters pursuant to this offering and sales of common stock upon exercise of options to purchase common stock in accordance with our employee stock option plan.

     The selling stockholders have agreed that, for a period of six months from the date of this prospectus, they will not, without the prior written consent of Hobbs Melville Securities Corp., dispose of or hedge any shares of common stock of Suprema or any securities convertible into or exchangeable for common stock. Hobbs Melville Securities Corp., in its sole discretion, may release any of the securities subject to these lock-up agreements at any time without notice. The common stock is quoted on the Nasdaq National Market under the symbol "CHEZ."

     We have granted Hobbs Melville Securities Corp. a right of first refusal to act as underwriter or placement agent with respect to certain future offering by us or our securities.

     In connection with the offering, Hobbs Melville Securities Corp., on behalf of the underwriters, may purchase and sell shares of common stock in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of common stock made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

     The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Hobbs Melville Securities Corp., in covering syndicate short positions or making stabilizing purchases, repurchases shares originally sold by that syndicate member.

     Any of these activities may cause the price of the common stock to be higher than the price that otherwise would exist in the open market in the absence of such transactions. These transactions may be effected on the Nasdaq National Market or in the over-the-counter market, or otherwise and, if commenced, may be discontinued at any time.

     In addition, in connection with this offering, the underwriters (and selling group members) may engage in passive market making transactions in the common stock on the Nasdaq National Market, prior to the pricing and completion of the offering. Passive market making consists of displaying bids on the Nasdaq National Market no higher than the bid prices of independent market makers and making purchases at prices no higher than those independent bids and effected in response to order flow. Net purchases by a passive market make on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the common stock during a specified period and must be discontinued when such limit is reached. Passive market making may cause the price of the common stock to be higher than the price that otherwise would exist in the open market in the absence of such transactions. If passive market making is commenced, it may be discontinued at any time.

     Suprema and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of any of those liabilities.

     Hobbs Melville Securities Corp. was organized and registered as a broker-dealer with the SEC and the National Association of Securities Dealers, Inc. on October 4, 1993. Although, since its organization, it has engaged in the investment banking business and its principals have had significant experience in the underwriting of securities in their capacities with other broker-dealers, this offering will constitute one of its first public offerings for which Hobbs Melville Securities Corp. has acted as managing underwriter.

                                  LEGAL MATTERS

     The legality of the common stock offered hereby has been passed upon for Suprema by Blank Rome Tenzer Greenblatt LLP, New York, New York. Certain legal matters will be passed upon for the Underwriter by Stroock & Stroock & Lavan LLP, New York, New York.

                                     EXPERTS

     The financial statements and schedules included and incorporated by reference in this Prospectus have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their reports appearing elsewhere herein and incorporated herein by reference, and are included and incorporated herein in reliance upon such reports given upon the authority of said firm as experts in auditing and accounting.

                              AVAILABLE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC.

     Our SEC filings are available to the public over the Internet at the SEC's website at www.sec.gov. You may also read and copy any document we file with the SEC at its Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its Public Reference Room.

                    INCORPORATION OF INFORMATION BY REFERENCE

     The SEC allows us to "incorporate by reference" into this prospectus the information we have previously filed with it. The information incorporated by reference is an important part of this prospectus. We incorporate by reference the documents listed below:

     o Our Annual Report on Form 10-K for the fiscal year ended June 30, 1999;

     o Our Quarterly Reports on Form 10-Q for the three month periods ended September 30, 1999 and December 31, 1999; and

     o Our Proxy Statement filed October 22, 1999.

     You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

                            Mark Cocchiola, President
                            Suprema Specialties, Inc.
                              510 East 35th Street
                           Paterson, New Jersey 07543
                                 (973) 684-2900

     The information in the documents incorporated by reference shall be deemed superseded to the extent that more current information is included in this prospectus or any more recent document incorporated herein.

                     Index to Financial Statement Schedules

(a)  1.  Financial Statements

           Report of Independent Certified Public Accountants..................................................F-2

         Consolidated Balance Sheets -- June 30, 1999 and 1998 and
           December 31, 1999 (unaudited).......................................................................F-3

         Consolidated Statements of Earnings For the Years Ended June 30, 1999, 1998
           and 1997 and six months ended December 31, 1999 and 1998 (unaudited)................................F-4

         Consolidated Statements of Stockholders' Equity  For the Years Ended
           June 30, 1999, 1998 and 1997 and six months ended December 31, 1999 (unaudited).....................F-5

         Consolidated Statements of Cash Flows For the Years Ended June 30, 1999,
           1998 and 1997 and six months ended December 31, 1999 and 1998 (unaudited)...........................F-6

         Notes to Consolidated Financial Statements....................................................F-7 to F-19

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS




Board of Directors and Shareholders
Suprema Specialties, Inc.
Paterson, New Jersey

We have audited the accompanying consolidated balance sheets of Suprema Specialties, Inc. and Subsidiaries as of June 30, 1999 and 1998, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three years in the period ended June 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Suprema Specialties, Inc. and Subsidiaries as of June 30, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1999 in conformity with generally accepted accounting principles.






                                                     BDO Seidman, LLP

Woodbridge, New Jersey

August 9, 1999

                   SUPREMA SPECIALTIES, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS

                                                                                   Years Ended June 30,       December 31,
                                                                                ------------------------------------------
                                                                                  1999            1998            1999
                                                                                --------        --------        --------
Assets                                                                                                         (Unaudited)
Current:
  Cash...................................................................      $   358,214     $   489,890    $    438,463
  Accounts receivable, net of allowances of $570,290 and $470,290 at
     June 30, 1999 and 1998, respectively and $570,290 at Dec. 31, 1999..       36,007,542      23,239,810      48,706,610
  Inventories............................................................       35,918,720      28,511,930      41,715,378
  Prepaid expenses and other current assets..............................          596,023         688,117         935,849
  Income taxes receivable................................................               --         235,348              --
  Deferred income taxes..................................................          228,000         188,000         228,000
                                                                               -----------     -----------    ------------
     Total current assets................................................       73,108,499      53,353,095      94,024,300
Property, plant and equipment, net.......................................        7,085,948       6,999,695       7,371,759
Other assets.............................................................        1,804,528       1,728,616       1,343,568
                                                                               -----------     -----------    ------------
                                                                               $81,998,975     $62,081,406    $100,739,627
                                                                               ===========     ===========    ============
Liabilities and Stockholders' Equity
Current:
  Accounts payable.......................................................      $12,123,099     $ 7,469,422    $ 16,422,528
  Current portion of capital leases......................................          550,761         500,964         579,472
  Mortgage payable - current.............................................           49,220          43,457          51,184
  Income taxes payable...................................................        1,710,000              --       1,276,777
  Accrued expenses and other current liabilities.........................        2,409,839       1,467,034       1,970,458
                                                                               -----------     -----------    ------------
     Total current liabilities...........................................       16,842,919       9,480,877      20,300,419
Deferred income taxes....................................................        1,120,000         956,186       1,120,000
Revolving credit loan....................................................       30,441,599      21,262,000      44,115,000
Subordinated debt........................................................       10,500,000      10,500,000      10,500,000
Long-term capital leases.................................................        1,715,327       2,266,090       1,418,230
Mortgage payable.........................................................          868,468         921,413         850,512
                                                                               -----------     -----------    ------------
                                                                                61,488,313      45,386,566      78,304,161
                                                                               ===========     ===========    ============
Commitments and Contingencies
Stockholders' Equity:
  Preferred stock, $.01 par value, 2,500,000 authorized, none issued and outstanding
  Series A Redeemable Convertible Preferred Stock, 500,000 shares authorized, none issued and outstanding
  Common stock, $.01 par value, 10,000,000 shares authorized, 4,598,897 and
     4,562,800 shares issued and outstanding at June 30, 1999 and
     1998, respectively and 4,613,896 at Dec. 31, 1999...................           45,988          45,628          46,138
  Additional paid-in capital.............................................       11,247,154      11,243,347      11,300,623
  Retained earnings......................................................        9,613,890       5,405,865      12,531,325
  Treasury stock at cost, 78,370 and 0  shares at June 30, 1999 and
     1998, respectively, and 213,370 at Dec. 31, 1999 ...................         (396,370)             --      (1,442,620)
                                                                               -----------     -----------    ------------
     Total stockholders' equity..........................................       20,510,662      16,694,840      22,435,466
                                                                               -----------     -----------    ------------
                                                                               $81,998,975     $62,081,406    $100,739,627
                                                                               ===========     ===========    ============

See accompanying notes to consolidated financial statements.

                   SUPREMA SPECIALTIES, INC. AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF EARNINGS

                                                                                                             Six Months Ended
                                                                       Years Ended June 30,                     December 31,
                                                            -----------------------------------------   ---------------------------
                                                               1999            1998           1997          1999            1998
                                                             --------        --------       --------      --------        --------
                                                                                                                 (unaudited)
Net sales..................................................$176,281,035   $108,140,007    $88,311,454   $126,704,215    $81,550,947
Cost of sales.............................................. 146,351,545     89,395,062     73,263,129    105,549,409     67,500,083
                                                           ------------   ------------    -----------   ------------    -----------
  Gross margin.............................................  29,929,490     18,744,945     15,048,325     21,154,806     14,050,864
                                                           ------------   ------------    -----------   ------------    -----------
Operating Expenses:
  Selling and shipping expenses............................  14,045,503      8,024,823      9,175,567     10,609,190      6,842,203
  General and administrative expenses......................   4,421,124      3,636,090      2,180,576      2,927,201      1,972,945
                                                           ------------   ------------    -----------   ------------    -----------
                                                             18,466,627     11,660,913     11,356,143     13,536,391      8,815,148
                                                           ------------   ------------    -----------   ------------    -----------
Income from operations.....................................  11,462,863      7,084,032      3,692,182      7,618,415      5,235,716
  Interest Expense.........................................  (4,328,838)    (2,916,992)    (2,231,820)    (2,677,980)    (2,089,630)
  Other....................................................          --             --     (1,259,081)            --             --
                                                           ------------   ------------    -----------   ------------    -----------
                                                             (4,328,838)    (2,916,992)    (3,490,901)    (2,677,980)    (2,089,630)
Earnings before income taxes and extraordinary item........   7,134,025      4,167,040        201,281      4,940,435      3,146,086
Incomes taxes..............................................   2,926,000      1,750,157         80,500      2,023,000      1,290,000
                                                           ------------   ------------    -----------   ------------    -----------
Earnings before extraordinary item.........................   4,208,025      2,416,883        120,781      2,917,435      1,856,086
Extraordinary item-- loss on extinguishment of debt        ------------   ------------    -----------   ------------    -----------
(net of income tax of $762,000)............................          --      1,011,001             --             --             --
Net earnings...............................................$  4,208,025   $  1,405,882    $   120,781   $  2,917,435    $ 1,856,086
Basic earnings per share before extraordinary items........        $.93           $.53           $.03           $.66           $.41
                                                           ------------   ------------    -----------   ------------    -----------
Basic earnings per share related to extraordinary item.....          --          (.22)             --             --             --
                                                           ------------   ------------    -----------   ------------    -----------
Basic earnings per share...................................        $.93           $.31           $.03           $.66           $.41
                                                           ------------   ------------    -----------   ------------    -----------
Diluted earnings per share before extraordinary item.......        $.86           $.51           $.02           $.57           $.39
                                                           ------------   ------------    -----------   ------------    -----------
Diluted earnings per share related to extraordinary item...          --           (.21)            --             --             --
                                                           ------------   ------------    -----------   ------------    -----------
Diluted earnings per share.................................        $.86           $.30           $.02           $.57           $.39
                                                           ------------   ------------    -----------   ------------    -----------
Basic weighted average shares outstanding..................   4,536,605      4,562,800      4,552,146      4,440,197      4,552,385
Diluted weighted average shares outstanding................   4,883,685      4,744,919      5,039,995      5,143,589      4,803,857
                                                           ------------   ------------    -----------   ------------    -----------

See accompanying notes to consolidated financial statements.

                   SUPREMA SPECIALTIES, INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                             Common Stock           Treasury Stock       Additional
                                          ------------------      -------------------     Paid-in        Retained
                                          Shares      Amount      Shares        Amount     Capital        Earnings
                                          ------      ------      ------        ------     -------        --------
Balance, June 30, 1996..............     4,300,193    $ 43,002          --           --   $10,163,537    $ 3,879,202
Net proceeds from underwriters
   Over allotment...................       225,000       2,250          --           --     1,021,791             --
Exercise of stock options and
warrants............................        37,607         376          --           --        58,019             --
Net earnings........................            --          --          --           --            --        120,781
Balance, June 30, 1997..............     4,562,800      45,628          --           --    11,243,347      3,999,983
Net earnings........................            --          --          --           --            --      1,405,882
                                         ---------    --------     -------    ---------    ----------    -----------
Balance, June 30, 1998..............     4,562,800      45,628          --           --    11,243,347      5,405,865
Exercise of stock options and
warrants............................         1,667          16          --           --         4,151             --
Exercise of cashless warrants from
  investment broker.................        34,430         344          --           --          (344)            --
Net earnings........................            --          --          --           --            --      4,208,025
Acquisition of treasury stock.......            --          --      78,370     (396,370)           --             --
                                         ---------    --------     -------    ---------    ----------    -----------
Balance, June 30, 1999..............     4,598,897      45,988      78,370     (396,370)   11,247,154      9,613,890
Acquisition of treasury stock
  (unaudited).......................            --          --     135,000   (1,046,250)           --             --
Exercise of stock options
  (unaudited).........................      14,999         150          --           --        53,469            ---
Net earnings   (unaudited)...........           --          --          --           --            --      2,917,435
                                         ---------    --------     -------  -----------   -----------    -----------
Balance at  December 31, 1999
(unaudited) ........................     4,613,896    $ 46,138     213,370  $(1,442,620)  $11,300,623    $12,531,325
                                         =========    ========     =======  ===========   ===========    ===========

   See accompanying notes to consolidated financial statements.

                   SUPREMA SPECIALTIES, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                              Six Months Ended
                                                                        Years Ended June 30,                     December 31,
                                                                   --------------------------------          -------------------
                                                                   1999          1998          1997          1999           1998
                                                                   ----          ----          ----          ----           ----
                                                                                                                  (unaudited)
Cash flows from Operating Activities:
  Net earnings..............................................   $ 4,208,025   $ 1,405,882     $ 120,781     $2,917,435    $1,856,086
  Adjustments to reconcile net earnings to net cash used in
     operating activities:
     Depreciation and Amortization..........................       876,875       647,946     1,233,080        301,385       282,257
     Provision for doubtful accounts........................       100,000            --            --             --            --
     Loss on sale leaseback transaction.....................            --     1,259,085                           --            --
     Write-off of prepaid commission/licensing fees.........            --            --       943,863             --            --
     Deferred income tax provision (recovery)...............       122,000       403,000      (199,500)            --            --
     Extraordinary loss on extinguishment of debt...........            --     1,011,001            --             --            --
     (Increase) decrease in assets:
       Accounts receivable..................................   (12,867,732)   (8,572,802)   (5,861,207)   (12,699,068)   (6,986,359)
       Inventories..........................................    (7,406,790)   (6,049,509)   (5,561,066)    (5,796,658)   (4,204,660)
       Prepaid expenses and other current assets............        92,094        (8,336)      330,945       (339,826)      416,189
       Prepaid income taxes.................................       235,348       685,895      (717,225)            --            --
       Other assets.........................................      (371,770)      (49,133)    1,403,907        460,960      (512,595)
     Increase (decrease) in liabilities:
       Accounts payable.....................................     4,653,677     2,057,944    (1,092,998)     4,299,429     5,054,948
       Income taxes payable.................................     1,710,000       751,062      (244,413)      (433,223)      822,664
       Accrued expenses and other current liabilities.......       944,619       661,280       236,252       (439,380)     (539,570)
                                                               -----------   -----------   -----------     ----------     ---------
         Net cash used in operating activities..............    (7,703,654)   (7,055,770)   (8,148,496)   (11,728,946)   (3,811,040)
                                                               -----------   -----------   -----------     ----------     ---------
  Cash flows from investing activities:
  Payments for purchase of property, plant and equipment....      (667,270)   (1,039,215)   (2,852,287)      (587,197)     (782,965)
                                                                 ---------   -----------   -----------     ----------     ---------
     Net cash used in investing activities..................      (667,270)   (1,039,215)   (2,852,287)      (587,197)     (782,965)
                                                                 ---------   -----------   -----------     ----------     ---------
  Cash flows from financing activities:
  Proceeds from revolving credit loan.......................    54,302,599    29,554,981    36,791,000     42,415,000    20,897,599
  Repayment of revolving credit loan........................   (45,213,000)  (23,882,837)  (28,941,144)   (28,741,599)  (15,839,000)
  Proceeds from subordinated loan...........................            --    10,500,000            --             --            --
  Proceeds from secondary offering/options..................            --            --     1,082,436             --            --
  Deferred financing costs in connection with new
     subordinated debt.....................................             --      (797,584)           --             --            --
  Principal payments of mortgage............................       (47,182)      (39,875)      (36,588)       (15,992)      (21,262)
  Principal payments of capital leases......................      (500,966)     (436,422)   (6,420,125)      (268,386)     (244,100)
  Payments to retire subordinated loan and repurchase
     warrants...............................................            --    (6,793,613)           --             --            --
  Proceeds from sale-leaseback..............................            --            --     9,565,000             --            --
  Proceeds from exercise of stock options...................         4,167            --            --         53,619            --
  Costs in connection with sale-leaseback...................            --            --    (1,088,436)            --            --
  Acquisition of treasury stock.............................      (396,370)           --            --     (1,046,250)     (182,480)
                                                               -----------   -----------   -----------     ----------     ---------
     Net cash provided by financing activities..............     8,239,248     8,104,650    10,952,143     12,396,392     4,610,757
                                                               -----------   -----------   -----------     ----------     ---------
  Net increase (decrease) in cash...........................      (131,676)        9,665       (48,640)        80,249        16,752
  Cash, beginning of period.................................       489,890       480,225       528,865        358,214       489,890
                                                               -----------   -----------   -----------     ----------       -------
  Cash, end of period.......................................   $   358,214   $   489,890   $   480,225     $  438,463    $  506,642
                                                               ===========   ===========   ===========     ==========     =========
Supplemental disclosures of cash flow information:
  Cash paid during the period for:
     Interest...............................................   $ 3,774,024   $ 2,669,167   $ 2,403,700     $2,649,326    $1,742,065
                                                               ===========   ===========   ===========     ==========    ==========
     Income taxes...........................................   $   830,000   $    32,070   $ 1,233,187     $2,457,411     $ 475,337
                                                               ===========   ===========   ===========     ==========     =========
  Noncash investing and financing transactions:
     Purchases of property and equipment through
     capital leases..........                                           --       330,000     3,653,262             --            --

          See accompanying notes to consolidated financial statements.

                   SUPREMA SPECIALTIES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 -- ORGANIZATION AND BUSINESS DESCRIPTION

Suprema Specialties, Inc., a New York corporation incorporated on August 15, 1983 and its subsidiaries (the "Company") manufactures, processes and markets a variety of premium, gourmet natural cheese products.

NOTE 2 -- SIGNIFICANT ACCOUNTING POLICIES
Consolidation Policy

The consolidated financial statements include the financial statements of Suprema Specialties, Inc. and its wholly-owned subsidiaries, Suprema Specialties West, Inc. and Suprema Specialties Northeast, Inc. All intercompany transactions and balances have been eliminated in consolidation.

Inventory

Inventories are valued at the lower of cost (determined by the first-in, first-out method) or market.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation is being provided by use of the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized over the shorter of the term of the lease, including renewal options that are probable of exercise, or the useful lives of the assets. Equipment under capitalized leases is being amortized over the useful lives of the assets.

Long-Lived Assets

Long-lived assets, such as property, plant and equipment, are evaluated for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through the estimated undiscounted future cash flows from the use of these assets. When such impairment exists, the related assets will be written down to fair value. No impairment losses have been recorded in each of the three years in the period ended June 30, 1999.

Financing Costs

The Company amortizes the deferred financing costs incurred in connection with the Company's borrowings over the life of the related indebtedness (3-10 years). Such gross costs amounted to $1,677,325 and $1,744,519 at June 30, 1999 and 1998 respectively.

Product Introduction Costs

The Company incurs certain costs in connection with expanding its market position in the United States. These costs, referred to in the industry as "slotting" are deferred and amortized over the stated program period, generally ranging from one to twelve months.

                   SUPREMA SPECIALTIES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Revenue Recognition

The Company records revenues when products are shipped. Customers do not have the right to return products shipped.

Advertising Costs

The Company expenses advertising costs as incurred and cooperative advertising costs when related revenue is recognized. Advertising costs amounted to approximately $5,860,000, $2,864,000, $3,004,000, in 1999, 1998, and 1997,
respectively, and are reflected in selling and shipping expenses in the accompanying statements of earnings.

Stock-Based Compensation

The Company accounts for its stock option awards to employees under the intrinsic value based method of accounting prescribed by Accounting Principals Board Opinion No. 25, "Accounting for Stock Issued to Employees." Under the intrinsic value based method, compensation cost is the excess, if any, of the quoted market price of the stock at grant date or other measurement date over the amount an employee must pay to acquire the stock. The Company provides pro forma disclosures of earnings and earnings per share as if the fair value based method of accounting had been applied as required by Statement of Financial Accounting Standards ("SFAS") No. 123, `Accounting for Stock-Based Compensation' (see Note 10).

Income Taxes

Income taxes are recorded in accordance with SFAS No. 109, which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

In December 1997, the Company formalized a two year collective bargaining agreement with the employees of Suprema Specialties West, Inc. which represent approximately 50% of the total workforce. The agreement expired on December 1, 1999. The Company considers its relations with its employees to be satisfactory.

                   SUPREMA SPECIALTIES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Financial Instruments

The carrying amounts of financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, approximate fair value because of the current nature of these instruments. The carrying amounts reported for revolving credit and long-term debt approximate fair value because the interest rates on these instruments are subject to changes with market interest rates or approximate rates for loans with similar terms and maturities.

The fair value of the long term debt approximates the recorded value based on borrowing rates currently available for loans with similar terms and maturities.

Computation of Earnings Per Share

Basic earnings per share has been computed using the weighted-average number of shares of common stock outstanding. Diluted earnings per share includes the assumed exercise of stock options using the treasury stock method that could potentially dilute earnings per share.

Treasury Stock

Treasury stock is recorded at cost. Gains and losses on disposition are recorded as increases or decreases to additional paid-in capital with losses in excess of previously recorded gains charged directly to retained earnings.

Effect of New Accounting Pronouncements

In June 1998, SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," was issued. SFAS 133, as amended by SFAS 137, is effective for the Company's 2001 fiscal year. Based on an assessment of current operations, management does not expect SFAS 133 to have any significant effect on the Company's financial statements.

Reclassifications

Certain items have been reclassified in the 1998 and 1997 financial statements to conform to the current year presentation.

NOTE 3 -- INVENTORIES

Inventories consist of the following:

                                                  Years Ended June 30,
                                               --------------------------
                                                  1999            1998
                                               -----------    -----------
Raw materials..................................$ 9,110,302    $ 3,640,655
Finished goods................................. 25,848,208     24,046,053
Packaging......................................    960,210        825,222
                                               -----------    -----------
                                               $35,918,720    $28,511,930
                                               ===========    ===========

                   SUPREMA SPECIALTIES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 -- PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

                                                       Years Ended June 30,
                                                    --------------------------
                                                       1999            1998
                                                    -----------    -----------
Property and plant................................. $ 1,553,859    $ 1,545,900
Equipment..........................................   5,715,095      4,937,767
Leasehold improvements.............................   1,173,271      1,182,662
Furniture and fixtures.............................     202,544        183,075
Delivery equipment.................................      48,178         48,178
Construction in progress...........................     462,164        590,259
                                                    -----------    -----------
                                                      9,155,112      8,487,841
Less:  Accumulated depreciation and amortization...   2,069,164      1,488,146
                                                    -----------    -----------
                                                    $ 7,085,948    $ 6,999,695
                                                    ===========    ===========

In May 1997, the company entered into a sale-leaseback transaction whereby fixed assets with a net book value of $10,824,082 were sold for $9,565,000 and leased back under operating leases. In connection with this transaction, $4,847,382 of capital leases were paid in full. A loss of $1,259,081 resulted from this transaction which is reflected as other expense. The Company incurred costs of $1,088,436 primarily related to prepayment penalties on the capital leases. These direct costs have been included in other assets and are being amortized over eight years, the life of the operating lease.

Included in property, plant and equipment are plant and equipment acquired under capital leases with an initial cost of $3,419,067 and $3,419,067 and accumulated amortization of $833,743 and $539,313 as of June 30, 1999 and 1998, respectively.

NOTE 5 -- MARKETING SERVICE AGREEMENTS

Prior to 1994, the Company entered into marketing service agreements with unaffiliated third parties expiring at various dates through June 1998, pursuant to which the Company was provided with certain marketing and program support services, including the payment of advertising promotional expenditures by such parties in exchange for commissions based on Company sales of specified products. In addition, two of the agreements provided that after an initial period (as defined in the agreements), the Company or the providers of the marketing services have the right to convert some or all of the remaining estimated commissions to common stock of the Company at the market price at the time of conversion. For the year ended June 30, 1997 commission expenses related to the marketing agreements was approximately $794,000.

During 1994, 1995, and 1996, portions of these agreements were prepaid, with the 1996 amount being the final settlement of the remaining agreements. These amounts were being charged to expense over the remaining three years of the related agreements as the applicable sales revenue was recorded. In the fourth quarter of 1997, as a result of a review of the Company's retail cheese business, it was determined the remaining asset amounts, $943,863 no longer had continuing value. This amount was written off and was included in selling and shipping expenses.

                   SUPREMA SPECIALTIES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 -- INCOME TAXES

The provision for income taxes consists of the following:

                                                                            June 30,
                                                              -------------------------------------------
                                                                  1999           1998            1997
                                                              -----------     -----------    ------------
Current:
  Federal...........................................          $ 2,243,000     $ 1,145,000    $   233,000
  State.............................................              561,000         202,000         47,000
                                                              -----------     -----------    -----------
                                                                2,804,000       1,347,000        280,000
Deferred:
  Federal...........................................              104,000         343,000       (169,600)
  State.............................................               18,000          60,000        (29,900)
                                                              -----------     -----------    -----------
                                                                  122,000         403,000       (199,500)
                                                              -----------     -----------    -----------
Provision for income taxes..........................          $ 2,926,000     $ 1,750,000    $    80,500
                                                              ===========     ===========    ===========

The following reconciles income taxes at the U.S. statutory rate to the provision for income taxes:

                                                                            June 30,
                                                              -------------------------------------------
                                                                  1999           1998            1997
                                                              -----------     -----------    ------------
Computed tax expense at statutory rates.................      $ 2,425,600     $ 1,416,800      $  68,000
State taxes, net of federal tax benefit.................          382,100         262,100         10,500
Travel and entertainment expenses not deductible........           34,000          17,000          2,000
Officers life insurance not deductible..................            5,500           5,400          3,500
Other, net..............................................           78,800          48,700         (3,500)
                                                              -----------     -----------    -----------
                                                              $ 2,926,000     $ 1,750,000      $  80,500
                                                              ===========     ===========    ===========

Deferred income taxes arise from the difference between book and tax accounting for depreciation, the allowance for doubtful accounts, financing fees and product introduction costs.

                   SUPREMA SPECIALTIES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The net deferred tax liabilities are comprised of the following components as of June 30, 1999 and 1998:

                                                         June 30,
                                                --------------------------
                                                   1999            1998
                                                ----------      ----------
Depreciation....................................$  389,000      $  279,419
Product introduction costs......................     6,648          44,913
Deferred sale leaseback costs...................   326,531         390,427
Financing fees.................................    397,821         241,427
                                                ----------      ----------
                                                 1,120,000         956,186
Accounts receivable reserve.....................  (228,000)       (188,000)
                                                ----------      ----------
                                                $  892,000      $  768,186
                                                ==========      ==========

NOTE 7 -- LONG-TERM DEBT

Revolving Credit Loan

In December 1998, the long-term revolving credit facility (the "Facility") between the Company and a bank was amended to increase the line for up to $35,000,000 through November 2000 (See Note 16). The rate of interest on amounts borrowed under the Facility is the adjusted LIBOR rate, as defined, plus 2% (7.75% as of June 30, 1999). The Facility is collateralized by all existing and acquired assets of the Company, as defined in the Facility agreement, and is guaranteed by Suprema Specialties West, Inc. and Suprema Specialties Northeast, Inc. In connection with obtaining the Facility, the Company and Suprema Specialties Northeast, Inc. have agreed to pay a commitment fee on the average daily unused portion of the Facility, equal to 1/4 of 1% per annum. Advances under this Facility are limited to 80% of eligible accounts receivable, and 40% of all inventory except packaging material, as defined in the Facility agreement. The Facility agreement contains three restrictive financial covenants, including the maintenance of specified total debt to net worth ratios, minimum levels of tangible net worth, and debt service coverage ratios, as defined, and a restriction on dividends to common shareholders. As of June 30, 1999, the Company was in compliance with these covenants.

At June 30, 1999, the Company had approximately $4,501,000 available for borrowing under the Facility. Borrowings are required to be repaid in November 2000.

In July 1999, the agreement was amended to increase the line to $40,000,000 (See
Note 16).

Subordinated Debt Facility

In October 1995, the Company entered into a Loan and Security Agreement with CoreStates Enterprise Fund (the "Fund"), a division of CoreStates Bank, N.A., pursuant to which the Fund loaned $5,000,000 to the Company. The loan was secured by a subordinated security interest in substantially all of the assets of the Company and was subordinated to the loan of the Company's senior lender. The loan bore interest at 11-3/4% per annum. In connection with the execution and delivery of the Loan Agreement, the Company delivered a Warrant to the Fund exercisable for nominal additional consideration for 354,990 shares of the Company's Common Stock. After October 1, 2000, or upon the occurrence of certain other events, the Fund had the right to put the Warrant to the Company on a formula basis. The Warrant was recorded at its relative fair value at date of issue, $1,100,000. The corresponding debt discount was being amortized over the life of the loan on the interest rate method. At June 30, 1997, the value of the put option was approximately $1,171,000.

In October 1997, the Company entered into an agreement with another bank pursuant to which the bank provided bridge financing of $10 million to the Company. Approximately $6.7 million of the proceeds was used to retire $5.0 million subordinated debt and the repurchase of warrants attached to the subordinated debt. The balance of the proceeds was used for general working capital purposes. These transactions resulted in an extraordinary loss of approximately $1,011,000, net of tax. The extraordinary loss was comprised of the prepayment penalty of $1,279,000 and the write-off of deferred financing costs and debt discount of $494,000, net of the combined tax benefit of $762,000. The fair value of the warrants was determined pursuant to the contractually agreed value among the relevant parties.

                   SUPREMA SPECIALTIES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In March 1998, the Company entered into a Loan and Security Agreement with Albion Alliance Mezzanine Fund, L.P. and the Equitable Life Assurance Society of the United States (collectively the "Funds") pursuant to which the Funds loaned $10,500,000 to the Company. The loan is unsecured and is subordinated to the loan of the senior lender discussed above. The loan bears interest at 16.5% per annum. Interest is payable monthly at the rate of 12% with the balance deferred until February 1, 2003 when it is due in full. The principal amount of the loan is payable in three installments of $3,500,000 on each March 1, beginning in the year 2004. In addition, in connection with the execution and delivery of the Loan Agreement, the Company delivered to the Funds a Warrant to purchase 105,000 shares of the Company's Common Stock at $4.125 per share (the market price at the date of the agreement). The values ascribed to such warrants and the related amortization are not material. The warrant is exercisable until March 1, 2006.

Mortgage Payable

On March 29, 1996, the Company purchased its Paterson production facility which it previously had leased. The purchase was financed through a mortgage on the property. Proceeds of the loan were $1,050,000, of which $686,250 was used to pay the remaining obligation to the landlord. The balance of the proceeds was used to complete the expansion of a 7,800 square foot refrigerated storage facility. The five year note bore interest at 8.51% per annum. On March 29, 1999, the Company refinanced its mortgage for the principal amount of $929,573. The seven year note bears interest at 7.85% per annum, is being amortized at a fifteen year rate and requires a balloon payment at the end of year seven of approximately $501,000

Principal payments on long-term debt over the next five years ended June 30, and thereafter are as follows:

      2000...................................................    $    49,220
      2001...................................................     30,495,167
      2002...................................................         57,928
      2003...................................................         62,643
      2004...................................................      3,567,743
      Thereafter.............................................      7,626,586
                                                                 -----------
                                                                 $41,859,287
                                                                 ===========

                   SUPREMA SPECIALTIES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 -- CAPITAL LEASES

There are various equipment and furniture and fixtures financed under capital leases. These leases have interest rates ranging from 6.7% to 11.5%. At June 30, 1999, the Company's future minimum lease payments under capital leases are as follows:

     2000........................................................  $ 804,333
     2001........................................................    800,333
     2002........................................................    642,431
     2003........................................................    590,629
     2004........................................................     87,661
                                                                  ----------
     Total minimum lease payments................................  2,925,387
     Less: amount representing interest..........................    659,299
                                                                  ----------
     Present value of minimum lease payments.....................  2,266,088
     Less: current portion.......................................    550,761
                                                                  ----------
     Long-term portion of capital leases......................... $1,715,327
                                                                  ==========

NOTE 9 -- COMMITMENTS AND CONTINGENCIES

Lease

The Company rents warehouse space and certain equipment under lease arrangements classified as operating leases including the equipment in the sale-leaseback transaction. (See Note 4). The lease for the production facilities in Manteca, which was renewed in December 1994 expires ten years from the date of completion of construction of each segment of the facility with two five-year renewal options. The Company also leases its Ogdensburg facility. The lease is for five years with three five year renewals at the Company's option. Rent expense was approximately $2,971,000, $2,400,000, and $922,000 for the years ended June 30, 1999, 1998 and 1997, respectively. Future minimum rental payments under non-cancelable operating leases are approximately $3,110,000 for each year through 2004 and $4,093,000 thereafter.

Contingencies

The Company is a party to legal proceedings arising in the normal conduct of business. Management believes that the final outcome of these proceedings will not have a material adverse effect on the Company's financial position.

NOTE 10 -- STOCKHOLDERS' EQUITY

In June 1996, the Company completed a public offering for 1,500,000 shares of its $.01 par value common stock of which 1,000,000 shares were issued by the Company and 500,000 shares were offered by selling shareholders upon conversion of 500,000 shares of the Company's convertible preferred stock at a purchase price of $5.50 per share. Gross proceeds from the offering was approximately $4,481,350. The Company received no proceeds from the shares issued during the offering from those shares offered by the selling shareholders.

                   SUPREMA SPECIALTIES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In 1997, an additional 225,000 shares of Common Stock were sold pursuant to the exercise of the underwriters' over-allotment option which generated net proceeds of approximately $1,024,000.

Stock Option Plan

On February 11, 1991, the Company adopted the 1991 Stock Option Plan. In December 1998, the Company adopted the 1998 Stock Option Plan (collectively, the "Plans"). Under the Plans, officers, directors, and key employees of the Company are eligible to receive up to 900,000 and 500,000 incentive and/or non-qualified stock options, respectively. The Plans, which expire in February 2001 and November 2008, respectively, are administered by the board of directors. The selection of participants, allotment of shares, determination of price and other conditions of the grant of options are determined by the board of directors at its sole discretion in order to attract and retain persons instrumental to the success of the Company. Incentive stock options granted under the Plan vest evenly over the first three years and are exercisable for a period of up to ten years from the date of grant at an exercise price which is not less than the fair market value of the common stock on the date of grant, except that the term of an incentive stock option granted under the Plan to a shareholder owning more than 10% of the outstanding common stock may not exceed five years and its exercise price may not be less than 110% of the fair market value of the common stock on the date of the grant.

Stock option transactions under the Plan are summarized as follows:

                                                                                                  Weighted
                                                                                     1991          Average
                                                                                  Plan Shares   Exercise Price
                                                                                  -----------   --------------
Outstanding at June 30, 1996.............................................           346,000          $ 3.66
   Granted...............................................................           176,000            3.84
   Exercised.............................................................           (13,500)           3.08
                                                                                   --------          ------
Outstanding at June 30, 1997.............................................           508,500            3.73
   Granted...............................................................           243,500            3.25
   Exercised.............................................................                --              --
                                                                                   --------          ------
Outstanding at June 30, 1998.............................................           751,500            3.58
   Granted...............................................................           134,250            3.17
   Exercised.............................................................            (1,667)           2.50
                                                                                   --------          ------
Outstanding at June 30, 1999.............................................           884,083            3.52
                                                                                   ========          ======
Options exercisable at June 30, 1999.....................................           529,362          $ 3.65
                                                                                   ========          ======
Weighted - average fair value of Options granted during fiscal 1997......           176,000          $ 2.21
                                                                                   ========          ======
Weighted - average fair value of Options granted during fiscal 1998......           243,000          $ 1.22
                                                                                   ========          ======
Weighted - average fair value of Options granted during fiscal 1999......           134,250          $ 1.79
                                                                                   ========          ======

                   SUPREMA SPECIALTIES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                  Weighted
                                                                                                   Average
                                                                                   1998 Plan    Exercise Price
                                                                                  -----------   --------------
Outstanding at June 30, 1998.............................................                --              --
   Granted...............................................................           143,000          $ 4.63
   Exercised.............................................................                --              --
   Forfeited.............................................................                --              --
                                                                                    -------          ------
Outstanding at June 30, 1999                                                        143,000          $ 4.63
                                                                                    =======          ======
Weighted - average fair value of Options granted during fiscal 1999......           143,000          $ 2.66
                                                                                    =======          ======

The following table summarizes information about stock options outstanding at June 30, 1999:

                                          Options Outstanding                     Option Exercisable
                                        ------------------------                -----------------------
                                         Average      Weighted      Weighted                   Weighted
                                        Number of     Remaining     Average                    Average
                                         Options     Contractual    Exercise       Number      Exercise
    Range of Exercise Prices ($)       Outstanding   Life (Years)   Price ($)    Exercisable   Price ($)
------------------------------------   -----------   -----------    ---------    -----------   ---------
1991 Plan
   2.50 to 4.00.................         764,083     7.40 years      $ 3.34       412,692      $ 3.37
   4.00 to 5.63.................         120,000     6.40 years        4.65       116,670        4.63
                                       ---------                                 --------
   2.50 to 5.63.................         884,083     7.25 years      $ 3.52       529,362      $ 3.65
                                       =========                     ======      ========
1998 Plan
      4.63.........................      143,000           9.75        4.63            --          --
                                       =========     ==========      ======      ========      ======

Under the accounting provisions of SFAS 123, the Company's net earnings and earnings per share before extraordinary item would have been:

                                                                        Years Ended June 30,
                                                               ------------------------------------------
                                                                   1999           1998            1997
                                                               ----------      ----------       ---------
Earnings before extraordinary item:
   As reported........................................         $4,208,025      $2,416,883        $120,781
   Pro forma..........................................          3,999,219       2,259,454          44,887
Basic earnings per share before extraordinary item:
   As reported........................................                .93             .53             .03
   Pro forma..........................................                .88             .50             .01
Diluted earnings per share before extraordinary item:
   As reported........................................                .86             .51             .02
   Pro Forma..........................................                .82             .48             .01

The pro forma effect on net earnings and earnings per share for 1999, 1998, and 1997 may not be representative of the pro forma effect in future years because it includes compensation cost on a straight-line basis over the vesting periods of the grants and does not take into consideration the pro forma compensation costs for grants made prior to 1996.

The fair market value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants: expected volatility of 44% in 1999, 46% in 1998 and 35% in 1997; risk free interest rate of 5.0% in 1999, 5.8% in 1998 and 6.7% in 1997; expected lives of 10 years; and no dividend yield.

                   SUPREMA SPECIALTIES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Warrants

During 1994 and 1993, a total of 195,000 warrants were issued to unaffiliated parties at exercise prices ranging from $3.00 to $6.05 per share. At June 30, 1999, these warrants are exercisable and expire in 2003 and 2004.

As discussed in Note 7, the Company granted warrants in March 1998, to purchase 105,000 shares of common stock exercisable at $4.125 per share through March 2006.

NOTE 11 -- EARNINGS PER SHARE

Basic and diluted earnings per share for each of the three years ended June 30, 1999, 1998, and 1997 are calculated as follows:

                                                                  Net Earnings        Shares          Per Share
                                                                   (Numerator)     (Denominator)        Amount
                                                                  ------------     -------------      ---------
For the year ended June 30, 1999:
   Basic earnings per share...............................        $ 4,208,025        4,536,605           $ .93
Effect of assumed conversion of employee stock options
   and warrants...........................................                 --          347,080             .07
                                                                  -----------      -----------           -----
   Diluted earnings per share.............................        $ 4,208,025        4,883,685           $ .86
                                                                  ===========      ===========           =====
For the year ended June 30, 1998:
   Basic earnings per share...............................        $ 1,405,882      $ 4,562,800           $ .31
Effect of assumed conversion of employee stock options
   and warrants...........................................                 --          182,119             .01
                                                                  -----------      -----------           -----
   Diluted earnings per share.............................        $ 1,405,882        4,744,919           $ .30
                                                                  ===========      ===========           =====
For the year ended June 30, 1997:
   Basic earnings per share...............................        $   120,781        4,552,146           $ .03
Effect of assumed conversion of employee stock options
   and warrants...........................................                 --          487,849             .01
                                                                  -----------      -----------           -----
   Diluted earnings per share.............................        $   120,781        5,039,995           $ .02
                                                                  ===========      ===========           =====

The earnings per share computation for the year ended June 30, 1999 was based upon the 4,562,800 shares outstanding at the beginning of the year less a proration of the 78,370 shares of treasury stock repurchased during the fiscal year ended June 30, 1999. Also included in the weighted average number of common shares are the pro-rata portion of 34,430 shares issued upon the exercise of cashless warrants granted to an investment banker in 1994 in connection with the private placement of Preferred Stock, options exercised by an employee, as well as incremental shares attributable to assumed exercise of options and warrants.

The earnings per share computation for the year ended June 30, 1998 was based upon the 4,562,800 shares outstanding at the beginning of the year; 569,400 shares issuable under stock options and the warrants were excluded from the calculation since the exercise price exceeded the average fair market value of the Company's common stock during the period.

The earnings per share computation for the year ended June 30, 1997 was based upon 4,300,193 shares outstanding at the beginning of the year, plus a pro-rated of the 225,000 shares arising from the issuance of common stock issued upon exercise of the underwriters over allotment option in the Company's secondary public offering; 286,000 shares issuable under stock options were excluded from the calculation since the exercise price exceeded the average fair market value of the Company's common stock during the period.

                   SUPREMA SPECIALTIES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Stock Repurchase Program

In May 1999, the Board of Directors approved a stock repurchase program to acquire up to $3,200,000 of the Company's common stock. As of June 30, 1999, the Company has repurchased 78,370 shares of its common stock for a cost of approximately $396,370.

NOTE 12 -- CONCENTRATION OF CREDIT RISK

The Company provides credit to customers on an unsecured basis after evaluating customer credit worthiness. Since the Company sells to a broad range of customers concentrations of credit risk are very limited. The Company also provides an allowance for bad debts for accounts receivable where there is a possibility for loss.

The Company maintains demand deposits with major banks. At June 30, 1999 and 1998, all of the Company's cash was held in one major bank.

NOTE 13 -- MAJOR CUSTOMER

During the fiscal year ended June 30, 1999, the Company had sales to one major customer of $32,305,000 representing approximately 18% of net sales. At June 30, 1999, three customers represented 33%, 19%, and 14% of accounts receivable.

During the fiscal year ended June 30, 1998, the Company had sales to a major customer of approximately $19,600,000 representing approximately 18% of net sales. At June 30, 1998, three customers represented 33%, 17% and 14% of accounts receivable.

During the fiscal year ended June 30, 1997, the Company had sales to two major customers of approximately $12,125,000 and $9,099,000 representing approximately 14% and 10% of net sales, respectively. At June 30, 1997, one customer represented 19% of net accounts receivable, no other customer exceeded 10%.

NOTE 14 -- EMPLOYEE BENEFITS

In July 1998, the Company instituted a 401(k) plan for all employees who are not covered under the collective bargaining agreement. Under the plan, the Company matches each eligible employees' contribution up to 25% of the employees' first 8% of contributions. Contributions during the year amounted to approximately $40,000 for the year ended June 30, 1999.

NOTE 15 -- QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a summary of quarterly results of operations for the 1999, 1998 fiscal years (in thousands of dollars except per share data):

                   SUPREMA SPECIALTIES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              First         Second           Third          Fourth
                                                             Quarter       Quarter          Quarter         Quarter
                                                            ---------     ----------       ---------       ---------

1999
Net sales........................................             35,899          45,652          45,863          48,867
Gross profit.....................................              6,125           7,925           7,706           8,173
Income from operations...........................              2,419           2,817           2,878           3,348
Net earnings.....................................                815           1,041           1,056           1,296
Basic earnings per share.........................                .18             .23             .23             .29
Diluted earnings per share.......................                .17             .21             .21             .27
1998
Net sales........................................           $ 25,156        $ 26,113        $ 26,407        $ 30,464
Gross profit.....................................              4,272           4,471           4,725           5,277
Income from operations...........................              1,450           1,657           1,830           2,147
Earnings before extraordinary item...............                478             610             635             694
Extraordinary item, net..........................                 --         (1,011)              --              --
Net earnings.....................................                478           (401)             635             694
Net earnings per share before extraordinary item.                .10             .13             .14             .16
Extraordinary item, net..........................                 --           (.22)              --              --
Basic earnings per share.........................                .10           (.09)             .14             .16
Diluted earnings per share.......................                .10           (.09)             .14             .15

NOTE 16 - NOTES TO INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with generally accepted accounting principles for interim financial information and with Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six months ended December 31, 1999 are not necessarily indicative of the results that may be expected for the year ending June 30, 2000. For further information, refer to the financial statements and footnotes thereto included in the Company's Annual Report for the fiscal year ended June 30, 1999 as filed with the Securities and Exchange Commission.

Earnings per Share

Basic earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding during the period.

Diluted earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding plus the weighted-average number of net shares that would be issued upon exercise of stock options and warrants using the treasury stock method. Incremental shares included in the diluted computation were 703,392 and 251,472 for the six months ended December 31, 1999 and 1998 respectively.

                   SUPREMA SPECIALTIES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Inventories

         Inventories consist of the following:

                                      December 31, 1999
                                      -----------------
         Raw Materials                   $11,520,439
         Finished Goods                   28,992,630
         Packaging                         1,202,309
                                         -----------
                                         $41,715,378
                                         ===========

     The Company has entered into an agreement with a supplier for the purchase of a minimum level of raw materials used in the manufacture of its products. At December 31, 1999, the Company had fulfilled its purchase commitment under this agreement.

Long-Term Debt

In March 2000, the Company and its bank amended Company's bank revolver credit facility to increase the bank's potential commitment to $85 million and extend the maturity date to February 15, 2004. The amendment also redefines various financial and operating covenants and establishes new levels for advances on eligible accounts receivable and inventory.

Stockholder's Equity

Stock Incentive Plan

In November 1999, the Company's shareholders approved the adoption of the 1999 Stock Incentive Plan (the "1999 Plan"). Terms of the 1999 Plan allow for the issuance of stock options, restricted stock, deferred stock or other stock based awards to employees, directors and third parties. The Company has reserved 500,000 shares of common stock for distribution under the 1999 Plan.

Registration Statement

In April 2000, the Company entered into a letter of intent with respect to the filing of a registration statement under which the Company anticipates registering 1.1 million shares of its common stock (1.265 million shares assuming the underwriter exercises its over-allotment option). With respect to the 1.1 million shares, the Company expects to sell one million shares to the public and 100,000 shares will be sold by officers of the Company. The sale of the officers' shares will not result in proceeds to the Company. In addition, 100,000 underwriter's warrants are expected to be registered.

Effect of New Accounting Pronouncements

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, Revenue Recognition ("SAB 101") which broadly addresses how companies report revenues in their financial statements. The Company is in the process of evaluating the accounting requirements of SAB 101 and do not expect that this standard will have a material effect, if any, on its financial position, results of operations, or cash flows.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

     The estimated expenses payable by the Registrant in connection with the issuance and distribution of the securities being registered are estimated (except for the SEC NASD filing fees) as follows:

SEC filing fee ................................................       $ 3,603.00
NASD filing fee................................................            **
NASDAQ listing fee.............................................            **
Printing*......................................................            **
Accounting fees and expenses*..................................            **
Legal fees and expenses*.......................................            **
Transfer Agent fees............................................            **
Miscellaneous expenses*........................................            **
                                                                      ----------
         Total.................................................       $    **
                                                                      ==========

------------------------
* Estimated
**To be provided by amendment

Item 15. Indemnification of Directors and Officers.

     Section 722 of the New York Business Corporation Law which governs the indemnification of directors, officers, employees and agents of a corporation is hereby incorporated herein by reference. Section 402 of the New York Business Corporation Law which provides that a corporation's certificate of incorporation may provide that a director or officer shall have limited liability to the corporation or to its shareholders, with certain exceptions, is hereby incorporated herein by reference. Reference is made to Articles 7 and 8 of Suprema's Certificate of Incorporation, as amended, which provides for indemnification and limitations on liability in the manner and to the fullest extent permitted by New York law. The general effect of these provisions may make it more difficult for shareholders to obtain monetary damages in connection with suits that seek redress for actions taken by directors.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling Suprema pursuant to the foregoing provisions, Suprema has been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

     Reference is also made to Section ___ of the Underwriting Agreement filed as Exhibit 1.1 to this registration statement.

Item 16. Exhibits and Financial Statement Schedules

     1.    Underwriting Agreement

           1.1 Underwriting Agreement +

           1.2 Form of Underwriter's Warrant +

     5.    Opinion of Blank Rome Tenzer Greenblatt LLP +

     10.1  Stock Option Plan*

     10.2 Lease, Option and Assignment to Purchase the Company's Paterson, New Jersey facility and amendment thereto.*

     10.3  Employment by and between the Company and Mark Cocchiola.*

     10.4  Employment by and between the Company and Paul Lauriero.*

     10.5 Revolving Loan, Guaranty and Security Agreement by and among the Company, Suprema Specialties West, Inc. and National Westminster Bank NJ dated as of February 15, 1994, as amended.*****

     10.6 Form of Equipment Lease between the Company and BLT Leasing Corp. dated December 28, 1992.******

     10.7 Amendment to Lease and Purchase Agreement, dated October 4, 1994 between East 35th Street Associates and the Company.*******

     10.8 Loan and Security Agreement among CoreStates, Enterprise and the Company Suprema Specialties West, Inc. dated October 25, 1995.******

     10.9 Lease between Cape Vincent Milk Producers Cooperative, Inc., Marble City.Bulk Milk Producers Cooperative, Inc., Northern New York Bulk Milk Producers Cooperative, Inc., Seaway Bulk Milk Producers Cooperative Inc., and the Company, dated May 21, 1996.***

     10.10 Master Equipment Lease Agreement No. 32399 between Fleet Capital Corporation and Suprema Specialties, Inc. dated May 29, 1997.***

     10.11 Securities Purchase Agreement, dated as of March 9, 1998, between the company and Alliance Capital Management, L.P. (without exhibits).***

     10.12 Note Agreement, dated as of March 9, 1998, between the company and each Albion Alliance Mezzanine Fund, L.P. and The Equitable Life Assurance Society of the United State.***

     10.13 Warrant Agreement, dated as of March 9, 1998, between the Company and Albion Alliance Mezzanine Fund, L.P. and the Equitable Life Assurance Society of the United States.***

     10.14 Mortgage by the Company to Natwest Bank N.A. dated March 29, 1996.**

     10.15 Second Amended and Restated Revolving Loan, Guaranty and Security Agreement among the Company, Fleet Bank, N.A. (as successor to Natwest Bank N.A. and National Westminster Bank, NJ), Sovereign Bank, Suprema Specialties West, Inc. and Suprema Northeast, Inc., dated as of December 16, 1998.**

     10.16 Mortgage and Security Agreement by the Company to Fleet Bank, N.A., dated December 16, 1998.**

     10.17 Third Modification Agreement between the Company and Fleet Bank, N.A. (formerly known as Natwest Bank N.A.), dated December 16, 1998.**

     10.18 First Amendment to the Second Amended and Restated Revolving Loan, Guaranty and Security Agreement between the Company, Fleet bank, N.A., Sovereign Bank, Suprema Specialties West, Inc. and Suprema Specialties Northeast, Inc., dated May 28, 1999.**

     10.19 Second Amendment to the Second Amended and Restated Revolving Loan, Guaranty and Security Agreement between the Company, Fleet Bank, N.A., Sovereign Bank, Suprema Specialties West, Inc. and Suprema Specialties Northeast, Inc., dated June 30, 1999.**

     10.20 Third Amendment to the Second Amended and Restated Revolving Loan, Guaranty and Security Agreement between the Company, Fleet Bank, N.A., Sovereign Bank, Suprema Specialties West, Inc. and Suprema Specialties Northeast, Inc., dated July 22, 1999.**

     10.21 Amendment No. 1 and Assignment Agreement dated as of March 10, 2000 to Third Amended and Restated Revolving Loan, Guaranty and Security Agreement among Fleet Bank, National Association, Sovereign Bank, Mellon Bank, N.A., European American Bank, PNC Bank, National Association, National City Bank, Suprema Specialities, Inc., Suprema Specialities West, Inc. and Suprema Specialities Northeast, Inc.+

     23.1  Consents of Blank Rome Tenzer Greenblatt LLP (included in Exhibit 5)

     23.2  Consent of BDO Seidman LLP.

         -----------------
     +       to be filed by amendment

     * Incorporated by reference to the exhibit filed with the registrant's registration statement on Form S-18, SEC File No. 33-39076-NY

     ** Incorporated by reference to the exhibit filed with the registrant's Annual Report on Form 10-K for the year ended June 30, 1999.

     *** Incorporated by reference to the exhibit filed with the registrant's Annual Report on Form 10-K, as amended, for the year ended June 30, 1998.

     **** Incorporated by reference to the exhibit filed with the registrant's registration Report on Form 8-K dated March 18, 1996.

     ***** Incorporated by reference to the exhibit filed with the registrant's Report on Form 10-Q for the quarter ended December 31, 1995.

     ****** Incorporated by reference to the exhibit filed with the registrant's Annual Report on Form 10-K for the year ended June 30, 1994.

     ******* Incorporated by reference to the exhibit filed with the registrant's Annual Report on Form 10-K for the year ended June 30, 1993.


Item 17.  Undertakings

The undersigned registrant hereby undertakes:


(1) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 15 above, or otherwise, the registrant has been advised that in the opinion of the

     Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against liabilities (other than the payment of the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceedings) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(2) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(3) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the city of Paterson, State of New Jersey on May 10, 2000.

                                            SUPREMA SPECIALTIES, INC.


                                            By: /s/ Mark Cocchiola
                                                --------------------------
                                                Mark Cocchiola, President


     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

                   Name                                    Title                                    Date
                   ----                                    -----                                    ----
/s/ Mark Cocchiola                        Chairman of the Board, President, Chief
---------------------------------------   Executive Officer and Director (Principal
Mark Cocchiola                            Executive Officer)                                   May 10, 2000


/s/ Paul Lauriero
---------------------------------------  Executive Vice President and Director                 May 10, 2000
Paul Lauriero


/s/ Steven Venechanos
---------------------------------------   Chief Financial Officer, and Secretary
Steven Venechanos                         (Principal Financial and Accounting Officer)         May 10, 2000


/s/ Marco Cocchiola
---------------------------------------   Director                                             May 10, 2000
Marco Cocchiola


/s/ Rudolph Acosta
---------------------------------------   Director                                             May 10, 2000
Rudolph Acosta


/s/ Paul DeSocio
---------------------------------------   Director                                             May 10, 2000
Paul DeSocio


/s/ William Gascoigne
---------------------------------------   Director                                             May 10, 2000
William Gascoigne
